As Filed With The Securities and Exchange Commission On February 10, 2000

                                                File Nos.        333-93709
                                                                 811-5301

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         Pre-Effective Amendment No. 1                        [X]
         Post-Effective Amendment No.                         [   ]

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

         Amendment No.              33                        [ X]

                        (Check appropriate box or boxes.)

                               VARIABLE ACCOUNT I

                           (Exact Name of Registrant)

                           AIG Life Insurance Company

                               (Name of Depositor)

                      600 King Street, Wilmington, DE 19801
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                                 (302) 594-2978

               (Depositor's Telephone Number, including Area Code)

                             Kenneth D. Walma, Esq.
                           AIG Life Insurance Company

                                 One Alico Plaza

                           Wilmington, Delaware 19899

                     (Name and Address of Agent for Service)

Copies to:

Michael Berenson, Esq.             and      Ernest T. Patrikis, Esq.
Jorden Burt Boros Cicchetti                 American International Group, Inc.
Berenson & Johnson LLP                      70 Pine Street
1025 Thomas Jefferson Street, N.W.          New York, NY  10270
Washington, DC  200007-0805

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

It is proposed that this filing will become effective (check appropriate box)

____immediately  upon filing  pursuant to paragraph (b) of Rule 485
____ on _________ pursuant  to  paragraph  (b) of Rule 485
____ 60 days after  filing  pursuant  to paragraph  (a)(i) of Rule 485
____ on ______ pursuant to paragraph (a)(i) of Rule 485
___  on _____ pursuant to paragraph (a)(ii) of Rule 485

If appropriate, check the following box:

___ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title  of  Securities  Being  Registered:   Flexible  premium  deferred  annuity
contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

                                     PART A

                     OVATION PLUS VARIABLE ANNUITY PROFILE

This profile is a summary of some of the more important points that you should know and consider before purchasing a variable annuity. The variable annuity is more fully described in the accompanying prospectus. The sections in this summary correspond to sections in the prospectus which discuss the topics in more detail. All capitalized terms are used as defined in the prospectus. Please read the prospectus carefully.

                              _____________, 2000

================================================================
1.       OVATION PLUS VARIABLE ANNUITY
================================================================

A variable annuity contract is between you and AIG Life Insurance Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as providing you with retirement income. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings.

This prospectus offers a choice of investment options. You may divide your money among any or all of the 16 variable investment options provided by Alliance Capital Management, L.P. and the fixed investment option. Your investment is not guaranteed. The value of your contract can fluctuate up or down based on the performance of the underlying investments you select, and you may experience a loss.

The variable investment portfolios offer professionally managed investment choices with goals ranging from capital preservation to aggressive growth. Your choices for the various investment options are found on the next page.

Like most deferred annuities, the contract has an accumulation phase and an income phase. During the accumulation phase, you invest money in your contract. Your earnings are based on the investment performance of the variable investment portfolios to which your money is allocated and/or the interest rate earned on the fixed investment option. You may withdraw money from your contract during the accumulation phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. A tax penalty may apply if you make withdrawals before age 59 1/2. The income phase begins with the Annuity Date that you select. During the income phase, you will receive payments from your annuity. Your payments may be fixed in dollar amount, vary with investment performance or a combination of both, depending on where you allocate your money. Among other factors, the amount of money you are able to accumulate in your contract during the accumulation phase will determine the amount of your payments during the income phase.

================================================================
2.       ANNUITY OPTIONS
================================================================
You can select one of the annuity options listed below:

          (1)  payments for the Annuitant's lifetime;

          (2) payments for the Annuitant's lifetime, but for not less than 10 years; and

          (3)  payments for the lifetime of the survivor of two Annuitants.

We may offer other annuity options, subject to our discretion.

You will need to decide if you want your payments to fluctuate with investment performance, remain constant or to reflect a combination of the two. You will also select the date on which your payments will begin. Once you begin receiving payments, you cannot change your annuity option. If your contract is part of a non-qualified retirement plan (one that is established with after tax dollars), payments during the income phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income. For contracts which are part of a qualified retirement plan using before tax dollars, the entire payment is taxable as income.

================================================================
3.       PURCHASING A VARIABLE ANNUITY CONTRACT
================================================================

You can buy a contract through your financial representative, who can also help you complete the proper forms. The minimum initial investment of $2,000 and subsequent amounts of $1,000 or more may be added to your contract at any time during the accumulation phase.

We will add a credit to your Contract Value equal to a maximum of 4% of your initial premium payment. We call this a Premium Enhancement and fund it from our general account. At our discretion we may offer a Premium Enhancement on additional premium payments. A Premium Enhancement is not a premium payment or considered part of your premium payment under the contract.

================================================================
4.       INVESTMENT OPTIONS
================================================================

You may allocate money to the following variable investment portfolios of Alliance Variable Products Series Fund, Inc.

        Alliance Variable Products Series Fund, Inc.
        (managed by Alliance Capital Management L.P.)

        Global  Bond  Portfolio
        Global  Dollar  Government   Portfolio
        Growth Portfolio
        Growth  and   Income   Portfolio
        High   Yield   Portfolio
        International   Portfolio
        Money  Market   Portfolio
        North  American Government  Income Portfolio
        Premier Growth Portfolio
        Quasar Portfolio
        Real Estate  Investment  Portfolio
        Technology  Portfolio
        Total Return Portfolio
        U.S. Government/High Grade Securities Portfolio
        Utility Income Portfolio
        Worldwide Privatization Portfolio

The fixed investment option is our guaranteed account. The interest rate may differ from time to time but we will never credit less than a 3% annual effective rate. Once established, the rate will not change during the selected period. You may also elect to participate in the dollar cost averaging program.

================================================================
5.       EXPENSES

================================================================

Each year we deduct a $30 contract maintenance fee from your Contract Value. This fee is waived if the value of your contract is at least $50,000. We also deduct insurance charges which equal 1.60% annually of the average daily value of your contract allocated to the variable portfolios. The insurance charges include a mortality and expense risk charge of 1.25%, an administrative charge of 0.15%, and a distribution charge of 0.20%.

As with other professionally managed investments, there are also investment charges imposed on contracts with money allocated to the variable portfolios. These charges, include management fees and other operating expenses and are estimated to range from 0.73% to 1.06%.

If you take money out in excess of the free withdrawal amount permitted by your contract, you may be assessed a surrender charge as a percentage of the premium you withdraw. The percentage declines over a seven year period as follows:

Premium Year        1    2   3    4    5    6   7    Thereafter

Surrender Charge    6%   6%  5%   5%   4%   3%  2%   None

Each year you are allowed to make 12 transfers without charge. After your first 12 free transfers, a $10 transfer fee will apply to each subsequent transfer.

You may also be assessed a premium tax of up to 3.5% depending upon the state where you reside.

The following chart is designed to help you understand the charges under your contract. The column "Total Annual Insurance Charges" shows the total of the 1.60% insurance charges and the $30 contract maintenance fee. We converted the contract maintenance fee to a percentage using an assumed contract size of $40,000. The actual impact of this charge on your contract may differ from this percentage. The column "Total Annual Portfolio Charges" shows portfolio charges for each variable portfolio. The third column is the total of all annual charges.

The fourth and fifth columns show two examples of the charges you would pay under the contract. The examples assume that you invested $1,000 in a contract that earns 5% annually and that you withdraw your money (1) at the end of year 1 and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples.




                                                             Total       Total
                                                            Annual      Annual      Total      Total Expenses    Total Expenses
                                                         Insurance     Portfolio    Annual     at the end of      at the end of
                                                            Charges    Charges*    Charges         1 Year           10 Years
Alliance Variable Products Series Fund

Global Bond Portfolio                                           1.60%       0.93%      2.53%         $80               $282
Global Dollar Government Portfolio                              1.60%       0.95%      2.55%          80                289
Growth Portfolio                                                1.60%       0.87%      2.47%          79                281
Growth and Income Portfolio                                     1.60%       0.73%      2.33%          78                267
High Yield Portfolio                                            1.60%       0.95%      2.55%          80                289
International Portfolio                                         1.60%       0.95%      2.55%          80                289
Money Market Portfolio                                          1.60%       0.68%      2.28%          77                262
North American Government Income Portfolio                      1.60%       0.86%      2.46%          79                280
Premier Growth Portfolio                                        1.60%       1.06%      2.66%          81                299
Quasar Portfolio                                                1.60%       0.95%      2.55%          80                289
Real Estate Investment Portfolio                                1.60%       0.95%      2.55%          80                289
Technology Portfolio                                            1.60%       0.95%      2.55%          80                289
Total Return Portfolio                                          1.60%       0.88%      2.48%          79                282
U.S. Government/High Grade Securities Portfolio                 1.60%       0.78%      2.38%          78                272
Utility Income Portfolio                                        1.60%       0.95%      2.55%          80                289
Worldwide Privatization Portfolio                               1.60%       0.95%      2.55%          80                289

*  Total  Annual  Portfolio   Charges  for  the  following   portfolios   before
reimbursement by the investment advisers for the period ended December 31, 1998 were as follows:

         Alliance Variable Products Series Fund

         Global Bond Portfolio                                1.75%
         Global Dollar Government Portfolio                   1.75%
         High Yield Portfolio                                 1.80%
         International Portfolio                              1.37%
         North American Government Income Portfolio           1.17%
         Premier Growth Portfolio                             1.09%
         Quasar Portfolio                                     1.30%
         Real Estate Investment Portfolio                     1.77%
         Technology Portfolio                                 1.20%
         U.S. Government/High Grade Securities Portfolio      0.91%
         Utility Income Portfolio                             1.35%
         Worldwide Privatization Portfolio                    1.70%

For more detailed information, see "Fee Tables" in the prospectus.

================================================================
6.       TAXES
================================================================

Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a non-qualified contract (one that is established with after tax dollars) are deferred until they are withdrawn. In a qualified contract (one that is established with before tax dollars like an IRA), all amounts are taxable when they are withdrawn.

When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income rate. You may be subject to a 10% tax penalty for distributions or withdrawals before age 59 1/2.

================================================================
7.       ACCESS TO YOUR MONEY
================================================================

You may withdraw free of a surrender charge an amount that is equal to the free withdrawal amount in your contract as of the date you make the withdrawal. Your free withdrawal amount is equal to the greater of (1) the Contract Value less premium paid or (2) 10% of premium paid less the amount of any prior surrender.

Withdrawals in excess of the free withdrawal amount will be assessed a surrender charge. Withdrawals may be made from your contract in the amount of $500 or more. If you make a withdrawal during the twenty-four month period following receipt of a Premium Enhancement, except as part of our systematic withdrawal program, we will reduce the Premium Enhancement in the same proportion and deduct it from your Contract Value.

Under the systematic withdrawal program, you may withdraw a maximum of 10% of your Contract Value each Contract Year. Surrender charges are not imposed on withdrawals under this program. The minimum withdrawal amount is $200. You must have at least $24,000 in Contract Value to participate in the systematic withdrawal program.

After your money has been in the contract for seven full years, there is no surrender charge on that portion of the money that you have invested for at least seven full years. Of course, you may have to pay income tax on any amount withdrawn and a 10% tax penalty may apply if you are under age 59 1/2. Additionally, a surrender charge is not assessed when a death benefit is paid.

================================================================
8.        PERFORMANCE
================================================================

The value of your annuity will fluctuate depending upon the investment performance of the portfolios you choose.


The following chart shows total returns for each portfolio for the time periods shown. These numbers reflect the insurance charges, the contract maintenance fee, and the investment charges. Surrender charges are not reflected in the chart. If a surrender charge was reflected, the performance would be lower. Past performance is no guarantee of future results.


                             SUMMARY OF PERFORMANCE


                                     1998       1997       1996        1995            1994         1993       1992        1991
                                   --------------------------------------------------------------------------------------------

Global Bond Port.                     12.33%     -0.93%      4.53%      22.82%       -6.75%       10.21%        N/A         N/A
Global Dollar Government Port.       -23.00%     11.46%     22.96%      21.09%          N/A          N/A        N/A         N/A
Growth Port.                          26.74%     28.01%     26.50%      33.17%          N/A          N/A        N/A         N/A
Growth & Income Port.                 19.01%     26.81%     22.16%      33.70%       -1.97%        9.97%        N/A         N/A
High Yield Port.                      -5.23%        N/A        N/A         N/A          N/A          N/A        N/A         N/A
International Port.                   11.25%      1.69%      5.55%       8.14%        5.21%          N/A        N/A         N/A
Money Market Port.                     3.32%      3.45%      3.03%       3.35%        1.85%          N/A        N/A         N/A
N.A. Government Income Port.           2.42%      7.90%     17.09%      20.59%          N/A          N/A        N/A         N/A
Premier Growth Port.                  45.72%     31.80%     20.79%      43.11%       -4.82%          N/A        N/A         N/A
Quasar Port.                          -6.02%     16.75%        N/A         N/A          N/A          N/A        N/A         N/A
Real Estate Invest. Port.            -20.33%        N/A        N/A         N/A          N/A          N/A        N/A         N/A
Technology Port.                      61.31%      4.79%        N/A         N/A          N/A          N/A        N/A         N/A
Total Return Port.                    15.16%     19.23%     13.36%      21.76%          N/A          N/A        N/A         N/A
U.S. Govt./High Grade Port.            6.51%      6.97%      0.91%      17.40%       -5.56%          N/A        N/A         N/A
Utility Income Port.                  21.98%     23.77%      6.17%      19.58%          N/A          N/A        N/A         N/A
Worldwide Privatization Port.          9.09%      9.01%     16.66%       9.14%          N/A          N/A        N/A         N/A

================================================================
9.       DEATH BENEFIT
================================================================

If you should die during the accumulation phase, your beneficiary will receive a death benefit. Unless you choose one or more of the optional death benefits, the traditional death benefit will be paid. You may select from the death benefit options described below at the time you purchase your contract. Once we issue your contract, you cannot add death benefit options. You should discuss with your financial representative which option is best for you. Additional information is available in the prospectus.

Traditional Death Benefit

The traditional death benefit is equal to the greatest of:


(1)  the  Contract  Value,   less  any  Premium   Enhancement  paid  during  the
     twenty-four months prior to the date of death;

(2) the total of all premium paid, reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

(3) the greatest Contract Value at any seventh Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premium paid subsequent to that Contract Anniversary.


The traditional death benefit will be paid if no other death benefit is selected.

Optional Death Benefits

There is a charge for each optional death benefit. Prior to determining the amount of any of the following optional death benefits, the Contract Value will be reduced by the accrued charge for the optional death benefit if, as of the date of death, the accrued charge had not yet been deducted.

Annual Ratchet Plan.  We will pay a death benefit equal to the greatest of:


(1)  the  Contract  Value,   less  any  Premium   Enhancement  paid  during  the
     twenty-four months prior to the date of death;

(2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

(3) the greatest Contract Value at any Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premium paid subsequent to that Contract Anniversary.


Equity Assurance Plan.  We will pay a death benefit equal to the greatest of:


(1)  the  Contract  Value,   less  any  Premium   Enhancement  paid  during  the
     twenty-four months prior to the date of death;

(2) the greatest Contract Value at any seventh Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, plus any premium paid subsequent to the Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender; or


(3)  an amount equal to (a) plus (b) where:

(a) is equal to the total of all premium paid on or before the first Contract Anniversary following your 85th Birthday, adjusted for surrenders and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each premium to the earlier of the date of death or the first Contract Anniversary following your 85th birthday:

o 0% per annum if death occurs during the 1st through 24th month from the date of premium payment;

o 2% per annum if death occurs during the 25th through 48th month from the date of premium payment;

o 4% per annum if death occurs during the 49th through 72nd month from the date of premium payment;

o 6% per annum if death occurs during the 73rd through 96th month from the date of premium payment;

o 8% per annum if death occurs during the 97th through 120th month from the date of premium payment;

o 10% per annum (for a maximum of 10 years) if death occurs more than 120 months from the date of premium payment; and

(b) is equal to all premium paid after the first Contract Anniversary following your 85th birthday, adjusted for surrenders.

Accidental Death Benefit

If you select the accidental death benefit it will be paid in addition to the traditional or optional death benefit in effect at the time of your death. The accidental death benefit is not available if the contract is used as an IRA. If selected, the accidental death benefit payable under this option will be equal to the lesser of:


(1)  the  Contract  Value,   less  any  Premium   Enhancement  paid  during  the
     twenty-four months prior to the date of death, as of the date the death benefit is determined; or


(2). $250,000.

================================================================
10.      OTHER INFORMATION
================================================================

Right to Examine and Cancel: You may cancel your contract within ten days (or longer if your state requires a longer period) by mailing it to our Administrative Office. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of your contract less any Premium Enhancement (unless otherwise required by state law). Its value may be more or less than the money you initially invested.

Dollar Cost Averaging: If selected, this program allows you to invest in the portfolios gradually over time at a fixed dollar amount or a certain percentage each month. This type of investing will cover various market cycles. Your Contract Value must be at least $12,000 to elect this option.

Asset Rebalancing: If selected, this program seeks to keep your investment in line with your goals. We will maintain your specified allocation mix among the subaccounts that you selected. The Contract Value allocated to each subaccount will grow or decline in value at different rates during the quarter. Asset rebalancing automatically reallocates according to the allocation percentages you selected.

Systematic Withdrawal Program: If selected, this program allows you to receive either monthly or quarterly withdrawals during the accumulation phase. Of course, withdrawals may be taxable and a 10% tax penalty may apply if you are under age 59 1/2. Your Contract Value must be at least $24,000 to elect this option. We will not reduce any Premium Enhancement as a result of a withdrawal under this program.

Confirmations and Quarterly Statements: You will receive a confirmation of each financial transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your Contract Value.

================================================================
11.      INQUIRIES
================================================================

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

         AIG Life Insurance Company
         c/o Delaware Valley Financial Services
         300 Berwyn Park

         P.O. Box 3031
         Berwyn, PA  19312-0031
         Telephone Number 1-800-255-8402

                                   PROSPECTUS

                     OVATION PLUS VARIABLE ANNUITY CONTRACT

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This prospectus describes a variable annuity contract being offered to individuals and groups. It is a flexible premium, deferred annuity contract with a fixed investment option. Please read this prospectus carefully before investing and keep it for future reference.

The contract has seventeen investment options to which you can allocate your money - sixteen variable investment options listed below and one fixed investment option. The fixed investment option is our guaranteed account which earns a minimum of 3% interest. The variable investment options are portfolios of the Alliance Variable Products Series Fund, Inc.

Alliance Variable Products Series Fund, Inc.
(managed by Alliance Capital Management L.P.)

Global Bond Portfolio
Global Dollar Government Portfolio
Growth Portfolio
Growth & Income Portfolio
High-Yield  Portfolio
International  Portfolio
Money Market Portfolio
North American  Government  Income Portfolio
Premier Growth Portfolio
Quasar Portfolio
Real Estate  Investment  Portfolio
Technology  Portfolio
Total Return Portfolio
U.S. Government/High Grade Securities Portfolio
Utility Income Portfolio
Worldwide Privatization  Portfolio


We will add a credit to your Contract Value equal to a maximum of 4% of your initial premium payment. We call this a Premium Enhancement and fund it from our general account. Charges for a contract with a Premium Enhancement may be higher than those for a contract without a Premium Enhancement. The amount of the Premium Enhancement may be more than offset by the charges associated with the Premium Enhancement.


To learn more about the contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated __________, 2000. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on the last page of this prospectus. For a free copy of the SAI, call us at (800) 255-8402 or write to us at AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.

In addition, the SEC maintains a website at http://www.sec.gov that contains the prospectus, SAI, materials incorporated by reference and other information which we have filed electronically with the SEC.

Variable annuities involve risks, including possible loss of principal. They are not a deposit of any bank or insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The SEC has not approved or disapproved of the contract or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             _________________, 2000

=====================================================================
                                TABLE OF CONTENTS

=====================================================================

DEFINITIONS

FEE TABLES

CONDENSED FINANCIAL INFORMATION

THE CONTRACT

     INVESTMENT OPTIONS

     CHARGES AND DEDUCTIONS

ACCESS TO YOUR MONEY

     ANNUITY PAYMENTS

     DEATH BENEFIT

     PERFORMANCE

     TAXES

     OTHER INFORMATION

     FINANCIAL STATEMENTS

     APPENDIX -- CONDENSED FINANCIAL INFORMATION

     TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

=====================================================================
                                   DEFINITIONS

=====================================================================

We have capitalized certain terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

Accumulation Unit - An accounting unit of measure used to calculate your Contract Value prior to the Annuity Date.

Administrative Office - The Annuity Service Office, c/o Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, Pennsylvania 19312-0031.

Annuitant - The person you designate whose life determines the duration of annuity payments involving life contingencies.

Annuity Date - The date on which annuity payments begin.

Annuity Unit - An accounting unit of measure used to calculate annuity payments after the Annuity Date.

Contract Anniversary - An anniversary of the date we issued your contract.

Contract Value - The dollar value as of any Valuation Date of all amounts accumulated under your contract.

Contract Year - Each period of twelve months commencing with the date we issued your contract.

Owner - The person named as the owner in the contract or as later changed and who has all rights under the contract.

Premium Enhancement - The credit added to your Contract Value equal to a maximum of 4% of your initial premium payment. At our discretion we may offer a Premium Enhancement on additional premium payments. The Premium Enhancement is not a premium payment or considered part of your premium payment under the contract.

Premium Year - Any period of twelve months commencing with the date we receive a premium payment and ending on the same date in each succeeding twelve month period thereafter.

Valuation Date - Each day that the New York Stock Exchange is open for trading.

Valuation Period - The period between the close of business on any Valuation Date and the close of business for the next succeeding Valuation Date.

=====================================================================
                                   FEE TABLES

=====================================================================

                           Owner Transaction Expenses

Sales Load.........................................................   None

Surrender Charge (as a percentage of premiums surrendered)
     Premium Year 1................................................     6%
     Premium Year 2................................................     6%
     Premium Year 3................................................     5%
     Premium Year 4................................................     5%
     Premium Year 5................................................     4%
     Premium Year 6................................................     3%
     Premium Year 7................................................     2%
     Thereafter....................................................   None

Transfer Fee

     First 12 Per Contract Year....................................   None
     Thereafter....................................................    $10

Contract Maintenance Fee (waived if Contract Value is $50,000 or greater) $30/yr

Variable Account Annual Expenses (as a percentage of average account value)
     Mortality and Expense Risk Charge............................   1.25%
     Administrative Charge........................................   0.15%
     Distribution Charge..........................................   0.20%
                                                                     =====
     Total Variable Account Annual Expenses.......................   1.60%

                            Annual Portfolio Expenses

                           After Waivers/Reimbursement

                     (as a percentage of average net assets)


                                                           Management         Other        Total Annual
                                                           Fees             Expenses(1)    Portfolio Expenses(2)
Alliance Variable Products Series Fund
Global Bond Portfolio                                      0.64%          0.29%            0.93%
Global Dollar Government Portfolio                         0.39%          0.56%            0.95%
Growth Portfolio                                           0.75%          0.12%            0.87%
Growth & Income Portfolio                                  0.63%          0.10%            0.73%
High-Yield Portfolio                                       0.44%          0.51%            0.95%
International Portfolio                                    0.58%          0.37%            0.95%
Money Market Portfolio                                     0.50%          0.18%            0.68%
North American Government Income Portfolio                 0.53%          0.33%            0.86%
Premier Growth Portfolio                                   0.97%          0.09%            1.06%
Quasar Portfolio                                           0.73%          0.22%            0.95%
Real Estate Investment Portfolio                           0.08%          0.87%            0.95%
Technology Portfolio                                       0.81%          0.14%            0.95%
Total Return Portfolio                                     0.62%          0.26%            0.88%
U.S. Government/High Grade Securities Portfolio            0.60%          0.18%            0.78%
Utility Income Portfolio                                   0.58%          0.37%            0.95%
Worldwide Privatization Portfolio                          0.25%          0.70%            0.95%


(1) Other expenses are based on the expenses outlined in the prospectuses for the Alliance Variable Products Series Funds, Inc.

(2) Total annual expenses for the following portfolios before waivers and reimbursement by Alliance Capital Management L.P. for the period ended December 31, 1998, were as follows:

                  Global Bond Portfolio                                1.17%
                  Global Dollar Government Portfolio                   1.75%
                  High-Yield Portfolio                                 1.80%
                  International Portfolio                              1.37%
                  North American Government Income Portfolio  1.17%
                  Premier Growth Portfolio                             1.09%
                  Quasar Portfolio                                     1.30%
                  Real Estate Investment Portfolio                     1.77%
                  Technology Portfolio                                 1.20%
                  Total Return Portfolio                               0.95%
                  U.S. Government High Grade Securities Portfolio      0.91%
                  Utility Income Portfolio                             1.35%
                  Worldwide Privatization Portfolio                    1.70%

                  Example

You would pay the following expenses on a $1,000 investment, assuming 5% growth:

                                                          If you surrender after:

                                                    1    Year    3     Years     5 Years      10 Years
                                                    ---------    -----------     --------     ----------

Alliance Variable Products Series Fund

Global Bond Portfolio                                 $80            $124        $171          $282
Global Dollar Government Portfolio                     80             124         172           289
Growth Portfolio                                       79             122         168           281
Growth & Income Portfolio                              78             118         161           267
High-Yield Portfolio                                   80             124         172           289
International Portfolio                                80             124         172           289
Money Market Portfolio                                 77             116         158           262
North American Government Income Portfolio             79             122         167           280
Premier  Growth  Portfolio                             81             128         177           299
Quasar Portfolio                                       80             124         172           289
Real Estate Investment Portfolio                       80             124         172           289
Technology   Portfolio                                 80             124         172           289
Total Return Portfolio                                 79             122         168           282
U.S. Government/High Grade Securities Portfolio        78             119         163           272
Utility Income Portfolio                               80             124         172           289
Worldwide Privatization  Portfolio                     80             124         172           289




                                                                   If you annuitize or do not surrender after:

                                                            1 Year          3  Years       5 Years      10 Years
                                                          ------------    -------------  --------     ---------

Alliance Variable Products Series Fund

Global Bond Portfolio                                           $26             $79         $135          $287
Global Dollar Government Portfolio                               26              79          136           289
Growth Portfolio                                                 25              77          132           281
Growth & Income Portfolio                                        24              73          125           267
High-Yield Portfolio                                             26              79          136           289
International Portfolio                                          26              79          136           289
Money Market Portfolio                                           23              71          122           262
North American Government Income Portfolio                       25              77          131           280
Premier  Growth  Portfolio                                       27              83          141           299
Quasar Portfolio                                                 26              79          136           289
Real Estate Investment Portfolio                                 26              79          136           289
Technology Portfolio                                             26              79          136           289
Total Return Portfolio                                           25              77          132           282
U.S. Government/High Grade Securities Portfolio                  24              74          127           272
Utility Income Portfolio                                         26              79          136           289
Worldwide Privatization  Portfolio                               26              79          136           289

The purpose of the tables set forth in the example above is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The tables reflect expenses of the variable account and the portfolios but do not reflect any deduction for premium taxes, if any. The example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

===============================================================
                         CONDENSED FINANCIAL INFORMATION

================================================================

Historical accumulation unit values are not included because no contracts have been issued using the subaccounts described in this prospectus.

===================================================================
                                  THE CONTRACT

===================================================================

General Description

An annuity is a contract between you, as the owner, and a life insurance company. The contract provides tax deferral for your earnings, which means your earnings accumulate on a tax-deferred basis until you take money out of your contract. It also provides a death benefit and a guaranteed income in the form of annuity payments beginning on a date you select. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. The income phase begins once you begin receiving annuity payments. If you die during the accumulation phase, we guarantee a death benefit to your beneficiary.

The contract is called a variable annuity because you can allocate your money among variable investment options. Each subaccount of our variable account invests in shares of a corresponding portfolio of a mutual fund. Depending on market conditions, the various portfolios may make or lose money. If you allocate money to the portfolios, your Contract Value during the accumulation phase will depend on their investment performance. In addition, the amount of the variable annuity payments you may receive will depend on the investment performance of the portfolios you select for the income phase.

The contract also has a fixed investment option. The guaranteed option account is a fixed interest option that is part of our general account. Premium you allocate to the guaranteed option will earn interest at a fixed rate that we set. We guarantee the interest rate will never be less than 3%. Your Contract Value in the guaranteed option account during the accumulation phase will depend on the total interest we credit. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

Purchasing a Contract

Premium is the money you give us as payment to buy the contract, as well as any additional money you give us to invest in the contract after you own it. The minimum initial investment for both qualified and non-qualified contracts is $2,000. You may add premium payments of $1,000 or more to your contract at any time during the accumulation phase. You can pay scheduled subsequent premium of $100 or more per month by enrolling in an automatic investment plan.

We may refuse any premium. In general, we will not issue a contract to anyone who is over age 80.

Allocation of Premium

When you purchase a contract, you will tell us how to allocate your initial premium among the investment options. We will allocate additional premium in the same way unless you tell us otherwise.

At the time of application, we must receive your initial premium at our Administrative Office before the contract will be effective. We will issue your contract and allocate your initial premium within two business days. If you do not give us all the necessary information we need to issue the contract, we will contact you to obtain it. If we are unable to complete this process within five business days, we will send your money back unless you allow us to keep it until we get all the necessary information.

Premium Enhancement

We will add a Premium Enhancement, funded by our general account, to your contract equal to a maximum of 4% of your initial premium payment. We will allocate the Premium Enhancement pro rata among the investment options in the same proportion as your premium payment. We may offer a Premium Enhancement on additional premium payments at our discretion.

Premium Enhancements are not part of the amount refunded to you if you cancel your contract during the right to examine period. Premium Enhancements are not included in amounts payable as a death benefit or upon surrender during the first twenty-four months after receipt. If you make a partial surrender during the twenty-four month period following receipt of a Premium Enhancement, except as part of our systematic withdrawal program, we will reduce the Premium Enhancement in the same proportion and deduct it from your Contract Value.

Right to Examine Contract

If you change your mind about owning this contract, you can cancel it within ten days after receiving it (or longer if required by state law) by mailing it back to our Administrative Office, Delaware Valley Financial Services, Inc., 300 Berwyn Park, P.O. Box 3031, Berwyn, PA 19312-0031. You will receive your Contract Value, less any Premium Enhancement, on the day we receive your request, which may be more or less than the money you initially invested.

In certain states or if you purchase your contract as an individual retirement annuity, we may be required to return your premium. If you cancel your contract during the right to examine period, we will return to you an amount equal to your premium payments, less any withdrawals and any Premium Enhancement.

Accumulation Units

The value of an Accumulation Unit may go up or down from day to day. When you pay a premium, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of premium allocated to a subaccount by the value of the Accumulation Unit for that subaccount. We calculate the value of an Accumulation Unit as of the close of business of the New York Stock Exchange ("NYSE") on each day that the NYSE is open for trading. Except in the case of initial premium, we credit Accumulation Units to your contract at the value next calculated after we receive your premium at our Administrative Office.

The Accumulation Unit value for each portfolio will vary from one valuation period to the next based on the investment experience of the assets in the portfolio and the deduction of certain charges and expenses. The SAI contains a detailed explanation of how Accumulation Units are valued.

Your value in any portfolio is determined by multiplying its unit value by the number of units you own. Your value within the variable investment options is the sum of your values in all the portfolios. The total value of your contract, referred to as the Contract Value, equals your value in the variable investment options plus your value in the guaranteed account.

Transfers During the Accumulation Phase

You can transfer money among the investment options by written request or by telephone. You can make twelve transfers every Contract Year without charge. There is a $10 transfer fee for each transfer over twelve in a Contract Year. Transfers as a result of dollar cost averaging or asset rebalancing are not counted against your twelve free transfers.

The minimum amount you can transfer is $1,000. You cannot make a partial transfer if, after the transfer, there would be less than $1,000 in the portfolio from which the transfer is being made. Your transfer request must clearly state which investment options are involved and the amount of the transfer.

We will accept transfers by telephone from you, your representative or anyone else designated by you. Neither we nor the funds will be liable for following telephone instructions we reasonably believe to be genuine or for any loss, damage, cost or expense in acting on such instructions. We have procedures in place to provide reasonable assurance that telephone instructions are genuine.

We reserve the right to modify, suspend or terminate the transfer provisions at any time.

Dollar Cost Averaging

The contract has a feature which allows you to dollar cost average your allocations to the portfolios by authorizing us to make periodic allocations of Contract Value from either the money market portfolio or the guaranteed option to one or more of the other portfolios. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. It will result in the reallocation of Contract Value to one or more portfolios and these amounts will be credited at the Accumulation Unit value as of the Valuation Dates on which the exchanges are effected. The amounts exchanged from a portfolio will result in a debiting of a greater number of units when the Accumulation Unit value is low and a lower number of units when the Accumulation Unit value is high.

To elect dollar cost averaging, your Contract Value must be at least $12,000. You must send us a completed dollar cost averaging request form which is available from the Administrative Office. We will not consider your request unless your Contract Value is at least the required amount or the premium submitted is at least $12,000.

Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

There is no charge for the dollar cost averaging program. In addition, your periodic transfers under the dollar cost averaging program are not counted against your twelve free transfers per Contract Year. You may not have dollar cost averaging and asset rebalancing in effect at the same time. We reserve the right to modify, suspend or terminate any dollar cost averaging program at any time.

Asset Rebalancing

Once your premium has been allocated among the investment options, the earnings may cause the percentage invested in each investment option to differ from your allocation instructions. You can direct us to automatically rebalance your contract to return to your allocation percentages by selecting our asset rebalancing program. Rebalancing will be on a calendar quarter basis and will occur on the last business day of the quarter. The minimum amount of each rebalancing is $1,000.

There is no charge for asset rebalancing. In addition, a rebalancing is not counted against your twelve free transfers each Contract Year. You may not select dollar cost averaging and asset rebalancing at the same time. We reserve the right to modify, suspend or terminate this program at anytime. We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

=====================================================================
                               INVESTMENT OPTIONS

=====================================================================

Variable Investment Options

Variable Account I

Our board of directors authorized the organization of the variable account in 1986. The variable account is maintained pursuant to Delaware insurance law and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). However, the SEC does not supervise the management or the investment practices of the variable account.

We own the assets in the variable account and use them to support the variable portion of your contract and other variable annuity contracts described in other prospectuses. The variable account's assets are separate from our other assets and are not chargeable with liabilities arising out of any other business we conduct. Income, gains or losses, whether or not realized, are credited to or charged against the subaccounts of the variable account without regard to income, gains or losses arising out of any of our other business. As a result, the investment performance of each subaccount of the variable account is entirely independent of the investment performance of our general account and of any other of our variable accounts.

The variable account is divided into subaccounts, each of which invests in shares of a different portfolio of a mutual fund. We may, from time to time, add or remove subaccounts and the corresponding portfolios. No substitution of shares of one portfolio for another will be made until you have been notified and the SEC has approved the change. If deemed to be in the best interest of persons having voting rights under the contract, the variable account may be operated as a management company under the 1940 Act, may be deregistered under that Act in the event such registration is no longer required, or may be combined with one or more other variable accounts.

The Fund and Its Portfolios

The Alliance Variable Products Series Fund, Inc. is a mutual fund registered with the SEC. It has additional portfolios that are not available under the contract.

You should carefully read the fund's prospectus before investing. The fund prospectus is attached to this prospectus and contains detailed information regarding management of the portfolios, investment objectives, investment advisory fees and other charges. The prospectus also discusses the risks involved in investing in the portfolios. Below is a summary of the investment objectives of the portfolios available under the contract. There is no assurance that any of these portfolios will achieve its stated objectives.

Alliance Variable Products Series Fund, Inc.

Global Bond Portfolio seeks a high level of return from a combination of current income and capital appreciation by investing in a globally diversified portfolio of high quality debt securities denominated in the U.S. Dollar and a range of foreign currencies. The sub-adviser for this portfolio is AIGAM International Limited, an affiliate of American International Group, Inc.

Global Dollar Government Portfolio seeks a high level of current income through investing substantially all of its assets in U.S. and non-U.S. fixed income securities denominated only in U.S. Dollars. As a secondary objective, the portfolio seeks capital appreciation. Substantially all of the portfolio's assets will be invested in high yield, high risk securities that are low-rated (i.e., below investment grade), or of comparable quality and unrated, and that are considered to be predominately speculative as regards the issuer's capacity to pay interest and repay principal.

Growth Portfolio seeks long-term growth of capital by investing primarily in common stocks and other equity securities.

Growth and Income Portfolio seeks to balance the objectives of reasonable current income and reasonable opportunities for appreciation through investments primarily in dividend-paying common stocks of good quality.

High-Yield Portfolio seeks the highest level of current income available without assuming undue risk by investing principally in high-yielding fixed income securities. As a secondary objective, this portfolio seeks capital appreciation where consistent with its primary objective. Many of the high-yielding securities in which the High Yield Portfolio invests are rated in the lower rating categories (i.e., below investment grade) by the nationally recognized rating services. These securities, which are often referred to as "junk bonds," are subject to greater risk of loss of principal and interest than higher rated securities and are considered to be predominately speculative with respect to the issuer's capacity to pay interest and repay principal.

International Portfolio seeks to obtain a total return on its assets from long-term growth of capital and from income principally through a broad portfolio of marketable securities of established non-United States companies (or United States companies having their principal activities and interests outside the United States), companies participating in foreign economies with prospects for growth, and foreign government securities.

Money Market Portfolio seeks safety of principal, maintenance of liquidity and maximum current income by investing in a broadly diversified portfolio of money market securities. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share, although it expects to do so.

North American Government Income Portfolio seeks the highest level of current income, consistent with what the adviser considers to be prudent investment risk, that is available from a portfolio of debt securities issued or guaranteed by the governments of the United States, Canada and Mexico, their political subdivisions (including Canadian Provinces but excluding the States of the United States), agencies, instrumentalities or authorities. The portfolio seeks high current yields by investing in government securities denominated in local currency and U.S. Dollars. Normally, the portfolio expects to maintain at least 25% of its assets in securities denominated in the U.S. Dollar.

Premier Growth Portfolio seeks growth of capital rather than current income. In pursuing its investment objective, the Premier Growth Portfolio will employ aggressive investment policies. Since investments will be made based on their potential for capital appreciation, current income will be incidental to the objective of capital growth. The portfolio is not intended for investors whose principal objective is assured income or preservation of capital.

Quasar Portfolio seeks growth of capital by pursuing aggressive investment policies. The portfolio invests principally in a diversified portfolio of equity securities of any company and industry and in any type of security which is believed to offer possibilities for capital appreciation.

Real Estate Investment Portfolio seeks a total return on its assets from long-term growth of capital and from income principally through investing in a portfolio of equity securities of issuers that are primarily engaged in or related to the real estate industry.

Technology  Portfolio  seeks growth of capital  through  investment in companies expected to benefit from advances in technology. The Portfolio invests principally in a diversified portfolio of securities of companies which use technology extensively in the development of new or improved products or processes.

Total Return Portfolio seeks to achieve a high return through a combination of current income and capital appreciation by investing in a diversified portfolio of common and preferred stocks, senior corporate debt securities, and U.S. Government and agency obligations, bonds and senior debt securities.

U.S. Government/High Grade Securities Portfolio seeks a high level of current income consistent with preservation of capital by investing principally in a portfolio of U.S. Government Securities and other high grade debt securities.

Utility Income Portfolio seeks current income and capital appreciation by investing primarily in the equity and fixed-income securities of companies in the "utilities industry." The portfolio's investment objective and policies are designed to take advantage of the characteristics and historical performance of securities of utilities companies. The utilities industry consists of companies engaged in the manufacture, production, generation, provision, transmission, sale and distribution of gas, electric energy, and communications equipment and services, and in the provision of other utility or utility-related goods and services.

Worldwide Privatization Portfolio seeks long-term capital appreciation by investing principally in equity securities issued by enterprises that are undergoing, or have undergone, privatization. The balance of the portfolio's investment portfolio will include equity securities of companies that are believed by the Fund's Advisor to be beneficiaries of the privatization process.

Fixed Investment Option

The General Account

Premium you allocate to the guaranteed option goes into our general account. The general account is not registered with the SEC. The general account is invested in assets permitted by state insurance law. It is made up of all of our assets other than assets attributable to our variable accounts. Unlike our variable account assets, assets in the general account are subject to claims of Owners like you, as well as claims made by our other creditors. The Premium Enhancement is funded from our general account.

The Guaranteed Account Option

The guaranteed account is a fixed interest option. We credit money in the guaranteed account with interest on a daily basis at the guaranteed rate then in effect. The rate of interest to be credited to the guaranteed account is determined wholly within our discretion. However, the rate will not be changed more than once per year. The interest rate will never be less than 3%.

If you allocate premium to the guaranteed account, the fixed portion of your Contract Value during the accumulation phase will depend on the total interest we credit to your contract. During the income phase, each annuity payment you receive from the fixed portion of your contract will be for the same amount.

We reserve the right to delay any payment from the guaranteed account for up to six months from the date we receive the request at our Administrative Office, as permitted by law.

===================================================================
                             CHARGES AND DEDUCTIONS

===================================================================

Insurance Charges

Each day, we deduct insurance charges from your Contract Value. This is done as part of our calculation of the value of Accumulation Units during the accumulation phase and of Annuity Units during the income phase. The insurance charges are the mortality and expense risk charge, the administrative charge, and the charges for the optional death benefits which are described under "Death Benefit."

Mortality and Expense Risk Charge

The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the daily value of the variable portion of your contract. We will not increase this charge. It compensates us for our obligation to make annuity payments, to provide the death benefit, and for assuming the risk that current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, we will bear the loss. If the charges are sufficient, we will keep the balance of this charge as profit.

Administrative Charge

The administrative charge is equal, on an annual basis, to 0.15% of the daily value of the variable portion of your contract. It compensates us for our administrative expenses, which include preparing the contract, confirmations and statements, and maintaining contract records. If this charge is not enough to cover the costs of administering the contract, we will bear the loss.

Distribution Charge

The distribution charge is equal, on an annual basis, to 0.20% of the daily value of the variable portion of your contract. It compensates us for certain sales distribution expenses relating to the contract. If this charge is not enough to cover these costs, we will bear the loss.

Optional Death Benefit Charges

If you elect an optional death benefit, we will assess a daily charge against the assets in the variable account equal to an annual charge as shown below.




Equity Assurance Plan
                                Owner's
                                Attained Age            Annual Charge

                                   0-59                 0.07%
                                   60+                  0.20%

Annual Ratchet Plan                                     0.10%


Accidental Death Benefit                                0.05%

Surrender Charge

If you surrender your contract prior to the Annuity Date during the first seven years after a premium payment, we will assess a surrender charge as a percentage of premium withdrawn as shown below:


Premium Year          1   2    3    4    5     6    7     Thereafter

Surrender Charge      6%  6%   5%   5%   4%    3%   2%         0%

For purposes of calculating the surrender charge, we treat surrenders as coming from the oldest premiums first (i.e., first-in, first-out). However, we will not assess a surrender charge on amounts of a partial surrender equal to the greater of:

     (1)  the Contract Value less premium paid, or

     (2)  up to 10% of premium paid, less the amount of any prior surrender.

You will not receive the benefit of this "free withdrawal amount" if you participate in the systematic withdrawal program. If you make a partial surrender, we will deduct the surrender charge, if any, pro rata from the remaining value in your contract. If insufficient value remains in your contract, then we will deduct the surrender charge from the amount you are to receive as a result of your surrender request. Likewise, we will deduct a surrender charge on a full surrender from the amount you are to receive.

Contract Maintenance Fee

During the accumulation phase, we will deduct a contract maintenance fee of $30 from your contract on each Contract Anniversary. We will not increase this fee. It compensates us for the expenses incurred to establish and maintain your contract. If you surrender the entire value of your contract, the contract maintenance fee will be deducted prior to the surrender.

We do not deduct the contract maintenance fee if your Contract Value is $50,000 or more when the deduction is to be made.

Premium Taxes

We will deduct from your Contract Value any premium tax imposed by the state or locality where you reside. Premium taxes currently imposed on the contract by various states range from 0% to 3.5% of premiums paid. These taxes are due either when premium is paid or when annuity payments begin. It is our current practice to charge you for these taxes when annuity payments begin or if you surrender the contract in full. In the future, we may discontinue this practice and assess the tax when it is due or upon the payment of the death benefit.

Income Taxes

Although we do not currently deduct any charges for income taxes attributable to your contract, we reserve the right to do so in the future.

Fund Expenses

There are deductions from and expenses paid out of the assets of the various portfolios. These charges are described in the prospectus for the Alliance Variable Products Series Fund, Inc. and are summarized in the fee table.

Reduction or Elimination of Certain Charges and Additional Amounts Credited

We may reduce or eliminate the surrender charge or the administrative charge or change the minimum premium requirement when the contract is sold to groups of individuals under circumstances which reduce our sales expenses. We may also vary the Premium Enhancement paid. We will determine the eligibility of such groups by considering factors such as:

     (1)  the size of the group;

     (2)  the total amount of premium we expect to receive from the group;

     (3) the nature of the purchase and the persistency we expect in that group;

     (4) the purpose of the purchase and whether that purpose makes it likely that expenses will be reduced; and

     (5) any other circumstances which we believe to be relevant in determining whether reduced sales expenses may be expected.

We may also waive or reduce the surrender charge and/or contract maintenance fee in connection with contracts sold to employees, employees of affiliates, registered representatives, employees of broker-dealers which have a current selling agreement with us, and immediate family members of those persons. Any reduction or waiver may be withdrawn or modified by us.

===================================================================
                              ACCESS TO YOUR MONEY

===================================================================

Generally

Contract Value, less any Premium Enhancement paid during the prior twenty-four months, is available in the following ways:

     o by surrendering all or part of your Contract Value during the accumulation phase;

     o    by receiving annuity payments during the income phase;

     o    when a death benefit is paid to your beneficiary.

Generally, surrenders are subject to a surrender charge, a contract maintenance fee and, if it is a full surrender, premium taxes. Surrenders may also be subject to income tax and a penalty tax.

To make a surrender you must send a complete and detailed written request to our Administrative Office. We will calculate your surrender as of the close of business of the NYSE at the value next determined after we receive your request. For a surrender of your entire Contract Value, you must also send us your contract.

Under most circumstances, partial surrenders must be for a minimum of $500. We require that your Contract Value be at least $2,000 after the surrender. If the Contract Value would be less than $2,000 as a result of a surrender, we may cancel the contract. Unless you provide us with different instructions, partial surrenders will be made pro rata from each investment option in which your contract is invested. If you make a partial surrender during the twenty-four month period following receipt of a Premium Enhancement, except as part of our systematic withdrawal program, we will reduce the Premium Enhancement in the same proportion and deduct it from your Contract Value.

We may be required to suspend or postpone the payment of a surrender for an undetermined period of time when:

     o the NYSE is closed (other than a customary weekend and holiday closings);

     o    trading on the NYSE is restricted;

     o an emergency exists such that disposal of or determination of the value of shares of the portfolios is not reasonably practicable;

     o    the SEC, by order, so permits for the protection of owners.

Systematic Withdrawal Program

The systematic withdrawal program allows you to make regularly scheduled withdrawals from your Contract Value of at least $200 each on a monthly or quarterly basis. You may change the amount or frequency of withdrawals under the program once per Contract Year. In order to initiate the program, your Contract Value must be at least $24,000. A maximum of 10% of your Contract Value may be withdrawn in a Contract Year.

Surrender  charges are not imposed on  withdrawals  under this  program,  nor is there any charge for participating in this program. We will not reduce any Premium Enhancement as a result of a withdrawal under this program. You may not elect this program if you have made a partial surrender earlier in the same Contract Year. In addition, the free withdrawal amount is not available in connection with partial surrenders you make while participating in the systematic withdrawal program. You will be entitled to the free withdrawal amount on and after the Contract Anniversary next following the termination of the systematic withdrawal program.

Systematic withdrawals will begin on the first scheduled withdrawal date selected by you following the date we process your request. In the event that your value in a specified portfolio or the guaranteed option is not sufficient to make a withdrawal or if your request for systematic withdrawal does not specify the investment options from which to deduct withdrawals, withdrawals will be deducted pro rata from your Contract Value in each portfolio and the guaranteed option.

The systematic withdrawal program may be canceled at any time by written request or automatically by us if your Contract Value falls below $1,000. In the event the systematic withdrawal program is canceled, you may not elect to participate in the program again until the next Contract Anniversary.

If your Contract is issued in connection with an individual retirement annuity or 403(b) Plan, you are cautioned that your rights to implement a systematic withdrawal program may be subject to the terms and conditions of your plan, regardless of the terms and conditions of your Contract. Moreover, implementation of the systematic withdrawal program may subject you to adverse tax consequences, including a 10% tax penalty if you are under age 59-1/2. See "Taxes" for a discussion of the various tax consequences.

For information, including the necessary enrollment form, please check with our Administrative Office. We reserve the right to modify, suspend or terminate this program at any time.

===================================================================
                                ANNUITY PAYMENTS

===================================================================

Generally

Beginning on the Annuity Date, you will receive regular annuity payments. You may choose to receive annuity payments that are fixed, variable or a combination of fixed and variable. We make annuity payments on a monthly, quarterly, semiannual or annual basis.

You select the Annuity Date, which must be the first day of a month and must be at least one year after we issue your contract. You may change the Annuity Date at least 30 days before payments are to begin. However, annuity payments must begin by the annuitant's 90th birthday. Certain states may require that annuity payments begin prior to such date and we will comply with those requirements.

The Annuitant is the person on whose life annuity payments are based. You may change the Annuitant at any time prior to the Annuity Date. If you are not the Annuitant and the Annuitant dies before the Annuity Date, you must notify us and designate a new Annuitant.

Annuity Options

The contract offers three annuity options described below. Other annuity options may be made available, including other guarantee periods and options without life contingencies, subject to our discretion. If you do not choose an annuity option, annuity payments will be made in accordance with option 2 for 10 years. If the annuity payments are for joint lives, then we will make payments in accordance with option 3. Where permitted by state law, we may pay the annuity in one lump sum if your Contract Value is less than $2,000. Likewise, if your annuity payments would be less than $100 a month, we have the right to change the frequency of your payment to be on a semiannual or annual basis so that the payments are at least $100. We will make annuity payments to you unless you designate another person to receive them. In that case, you must notify us in writing at least thirty days before the Annuity Date. You will remain fully responsible for any taxes related to the annuity payments.

Option 1 - Life Income

Under this option, we will make annuity payments as long as the Annuitant is alive. Annuity payments stop when the Annuitant dies.

Option 2 - Life Annuity with 10 Years Guaranteed

This option is similar to option 1 above, with the additional guarantee that payments will be made for a period you select of at least 10 years. Under this option, if the Annuitant dies before all guaranteed payments have been made, the rest will be paid to the beneficiary for the remainder of the period.

Option 3 - Joint and Last Survivor Income

Under this option, we will make annuity payments as long as either the Annuitant or a contingent annuitant is alive. If your Contract is issued as an individual retirement annuity, payments under this option will be made only to you as Annuitant or to your spouse. Upon the death of either of you, we will continue to make annuity payments so long as the survivor is alive.

Variable Annuity Payments

If you choose to have any portion of your annuity payments based on the variable investment options, the amount of your payments will depend upon:


     o    your Contract Value in the portfolios on the Annuity Date;

     o the 5% assumed investment rate used in the annuity table for the contract;

     o    the performance of the portfolios you selected;

     o    the annuity option you selected.

If the actual performance exceeds the 5% assumed rate, the annuity payments will increase. Similarly, if the actual rate is less than 5%, the annuity payments will decrease. The SAI contains more information.


Transfers During Income Phase

Transfers during the income phase are subject to the same limitations as transfers during the accumulation phase. See "The Contract - Transfers During Accumulation Phase." However, you may only make one transfer each month and you may only transfer money among the variable investment options. You may not transfer money from the fixed investment option to the variable investment options or from the variable investment options to the fixed investment option.

Deferment of Payments

We may defer making fixed annuity payments for up to six months subject to state law. We will credit interest to you during the deferral period.

===================================================================
                                  DEATH BENEFIT

===================================================================

Death of Owner Before the Annuity Date

If you (or a joint owner) dies before the Annuity Date, the death benefit is payable to the beneficiary. The value of the death benefit will be determined as of the date we receive proof of death in a form acceptable to us. If ownership was changed from one natural person to another natural person, the death benefit will equal the Contract Value. A surviving spouse designated as the beneficiary can elect to continue the contract and become the Owner. The amount of the death benefit to be paid is determined by the death benefit option selected at the time of application and is calculated in accordance with the terms of that option as described below. The amount of the death benefit will never be less than the traditional death benefit. If you selected both the annual ratchet plan and the equity assurance plan, the death benefit will be the greatest of the traditional death benefit, the annual ratchet plan, or the equity assurance plan. The accidental death benefit, if applicable, will be paid in addition to any other benefit. All death benefit options may not be available in all states.

Traditional Death Benefit

Under the traditional death benefit, we will pay the amount equal to the greatest of:


     (1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

     (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

     (3) the greatest Contract Value at any seventh Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.


The traditional death benefit will be paid unless you selected an optional death benefit.

Optional Death Benefits

Prior to determining the amount of any of the following optional death benefits, the Contract Value will be reduced by the accrued charge for the optional death benefit if, as of the date of death, the accrued charge had not yet been deducted.

Annual Ratchet Plan.  We will pay a death benefit equal to the greatest of:


     (1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

     (2) the total of all premium paid reduced proportionally by any surrenders in the same proportion that the Contract Value was reduced on the date of a surrender; or

     (3) the greatest Contract Value at any Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender, plus any premiums paid subsequent to that Contract Anniversary.


The annual ratchet plan will be in effect if:

     (1)  you select it on the application; and

     (2)  the charge for the annual ratchet plan is shown in your contract.

The annual ratchet plan will cease to be in effect upon our receipt of your written request to discontinue it.

Equity Assurance Plan.  We will pay a death benefit equal to the greatest of:


     (1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death;

     (2) the greatest Contract Value at any seventh Contract Anniversary, less any Premium Enhancement paid during the twenty-four months prior to the date of death, plus any premium paid subsequent to the Contract Anniversary reduced proportionally by any surrenders subsequent to that Contract Anniversary in the same proportion that the Contract Value was reduced on the date of a surrender; or


     (3)  an amount equal to (a) plus (b) where:

          (a) is equal to the total of all premium paid on or before the first Contract Anniversary following your 85th birthday, adjusted for surrenders as described below and then accumulated at the compound interest rates shown below for the number of completed years, not to exceed 10, from the date of receipt of each premium to the earlier of the date of death or the first Contract Anniversary following your 85th birthday:

o 0% per annum if death occurs during the 1st through 24th month from the date of premium payment;

o 2% per annum if death occurs during the 25th through 48th month from the date of premium payment;

o 4% per annum if death occurs during the 49th through 72nd month from the date of premium payment;

o 6% per annum if death occurs during the 73rd through 96th month from the date of premium payment;

o 8% per annum if death occurs during the 97th through 120th month from the date of premium payment;

o 10% per annum (for a maximum of 10 years) if death occurs more than 120 months from the date of premium payment; and

(b) is equal to all premium paid after the first Contract Anniversary following your 85th birthday, adjusted for surrenders as described below.


In determining the death benefit, for each surrender a proportionate reduction will be made to each premium paid prior to the surrender. The proportion is determined by dividing the amount of the Contract Value surrendered, less any Premium Enhancement paid during the twenty-four months prior to the date of death, by the Contract Value immediately prior to the surrender, less any Premium Enhancement paid during the twenty-four months prior to the date of death.


     The  Equity Assurance Plan will be in effect if:

     (1)  you select it on the application;

     (2)  the charge for the equity assurance plan is shown in your contract.

The equity assurance plan will cease when we receive your written request to discontinue it or upon the allocation of Contract Value to either the money market portfolio or guaranteed account option unless such allocation is made as part of dollar cost averaging.

Accidental Death Benefit

If you selected the accidental death benefit at the time of application, it will be paid in addition to the traditional or optional death benefit in effect at the time of your death. The accidental death benefit is not available if the contract is used in connection with an individual retirement annuity. If selected at the time of application, the accidental death benefit payable under this option will be equal to the lesser of:


     (1) the Contract Value, less any Premium Enhancement paid during the twenty-four months prior to the date of death, as of the date the death benefit is determined; or


     (2)  $250,000.

The accidental death benefit is payable if you die as a result of injury prior to the Contract Anniversary following your 75th birthday. The death must also occur before the Annuity Date and within 365 days of the date of the accident that caused the injury.

The accidental death benefit will not be paid for any death caused by or resulting (in whole or in part) from the following:

     o suicide or attempted suicide, while sane or insane, or intentionally self-inflicted injuries;

     o sickness, disease or bacterial infection of any kind, except pyogenic infections which occur as a result of an injury or bacterial infections which result from the accidental ingestion of contaminated substances;

     o injury sustained as a consequence of riding in, including boarding or alighting from, any vehicle or device used for aerial navigation except if you are a passenger on any aircraft licensed for the transportation of passengers;

     o    declared or undeclared war or any act thereof; or

     o    service in the military, naval or air service of any country.

The accidental death benefit will be in effect if:

          (1)  you select it on the Application; and

          (2) the charge for the accidental death benefit is shown in your contract.


The accidental death benefit will cease to be in effect upon the Contract Anniversary following your 75th birthday, or upon our receipt of your written request to discontinue.


Payment to Beneficiary

Upon your death if prior to the Annuity Date, the beneficiary may elect the death benefit to be paid as follows:

          (1) payment of the entire death benefit within five years of the date of your death; or

          (2)  payment  over  the   beneficiary's   lifetime  with  distribution
               beginning within one year of your date of death; or

If no payment option is elected within sixty days of our receipt of proof of your death, a single sum settlement will be made at the end of the sixty-day period following such receipt. Upon payment of a death benefit, the contract will end.

Death of Owner After the Annuity Date

If you are not the Annuitant, and if your death occurs on or after the Annuity Date, no death benefit will be payable under the contract. Any guaranteed payments remaining unpaid will continue to be paid to the Annuitant pursuant to the annuity option in force at the date of your death. If the contract is not owned by an individual, the Annuitant shall be treated as the Owner and any change of the named Annuitant will be treated as if the Owner died.

Death of Annuitant

Before the Annuity Date

If you are not the Annuitant, and if the Annuitant dies before the Annuity Date, you may name a new Annuitant. If you do not name a new Annuitant within sixty days after we are notified of the Annuitant's death, we will deem you to be the new Annuitant.

After the Annuity Date

If an Annuitant dies after the Annuity Date, the remaining payments, if any, will be as specified in the annuity option in effect when the Annuitant died. We will require proof of the Annuitant's death. The remaining benefit, if any, will be paid to the beneficiary at least as rapidly as under the method of distribution in effect at the Annuitant's death. If you were not the Annuitant and no beneficiary survives the Annuitant, we will pay any remaining benefit to you.

================================================================
                                   PERFORMANCE

================================================================

Occasionally, we may advertise certain performance related information concerning one or more of the portfolios, including total return and yield information. A portfolio's performance information is based on the portfolio's past performance only and is not intended as an indication of future performance.

When we advertise the average annual total return of a portfolio, it will usually be calculated for one, five, and ten year periods or, where a portfolio has been in existence for a period of less than one, five, or ten years, for such lesser period. Average annual total return is measured by comparing the value of the investment in a portfolio at the beginning of the relevant period to the value of the investment at the end of the period. That assumes the deduction of any surrender charge that would be payable if the account were redeemed at the end of the period. Then the average annual compounded rate of return is calculated to produce the value of the investment at the end of the period. We may simultaneously present returns that do not assume a surrender and, therefore, do not deduct a surrender charge.

When we advertise the yield of a portfolio we will calculate it based upon a given thirty day period. The yield is determined by dividing the net investment income earned per Accumulation Unit during the period by the value of an Accumulation Unit on the last day of the period.

When we advertise the performance of the money market portfolio we may advertise the yield or the effective yield in addition to the total return. The yield of the money market portfolio refers to the income generated by an investment in that portfolio over a seven-day period. The income is then annualized (i.e., the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment). The effective yield is calculated similarly but when annualized the income earned by an investment in the money market portfolio is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment during a 52-week period.

Total return at the variable account level is lower than at the underlying fund level since it is reduced by all contract charges (surrender charge, mortality and expense risk charge, administrative charge, and contract maintenance fee). Likewise, yield and effective yield at the variable account level are lower than at the fund level since the variable account level total return affects all recurring charges (except surrender charge).

Performance information for a portfolio may be compared to:

          (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, indices measuring corporate bond and government security prices as prepared by Lehman Brothers, Inc. and Salomon Brothers, or other indices measuring performance of a pertinent group of securities so that investors may compare a portfolio's results with those of a group of securities widely regarded by investors as representative of the securities markets in general;

          (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets), or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria;

          (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract; and

          (4) indices or averages of alternative financial products available to prospective investors, including the Bank Rate Monitor which monitors average returns of various bank instruments.

================================================================
                                      TAXES

================================================================

Introduction

The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. This discussion is based on current law and interpretations, which may change. For a discussion of federal income taxes as they relate to the funds, please see the accompanying fund prospectuses. No attempt is made to consider any applicable state or other tax laws. We do not guarantee the tax status of your contract.

Annuity Contracts in General

The Internal Revenue Code (the "Code") provides special rules regarding the tax treatment of annuity contracts. Generally, you will not be taxed on the earnings in an annuity contract until you take the money out. Different rules apply depending on how you take the money out and whether your contract is qualified or non-qualified, as explained below.

If you do not purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a non-qualified contract. If you purchase your contract under a retirement arrangement entitled to favorable federal income tax treatment, your contract is referred to as a qualified contract.

Tax Treatment of Distributions -- Non-Qualified Contracts

If you make a withdrawal from a non-qualified contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as a return of premium, until all gain has been withdrawn. For annuity payments, any portion of each payment that is considered a return of your premium will not be taxed. There is a 10% tax penalty on any taxable amount you receive unless the amount received is paid:

          (1)  after you reach age 59-1/2;

          (2)  to your beneficiary after you die;

          (3)  after you become disabled;

          (4) in a series of substantially equal installments made not less frequently than annually under a lifetime annuity; or

          (5)  under an immediate annuity.

Assignments

If you assign all or part of the contract as collateral for a loan, the part assigned will be treated as a withdrawal and the excess of the Contract Value over total premium will be taxed as ordinary income. Please consult your tax adviser prior to making an assignment of the contract.

Gifts of Contracts

If you transfer a contract for less than full consideration, such as by gift, you will generally trigger tax on the gain in the contract. This rule does not apply to those transfers between spouses or incident to divorce.

Contracts Owned by Non-Natural Persons

If the contract is held by a non-natural person (for example, a corporation or trust), the contract is generally not treated as an annuity contract for federal income tax purposes, and the income on the contract (generally the excess of the Contract Value over the premium) is includable in income each year. The rule does not apply where the non-natural person is only the nominal owner, such as a trust or other entity acting as an agent for a natural person, and in other limited circumstances.

Distribution at Death Rules

Upon the death of the Owner of a contract, certain distributions must be made:

o If the Owner dies on or after the Annuity Date, and before the entire interest in the contract has been distributed, the remaining portion will be distributed at least as quickly as the method in effect on the Owner's death;

o If the Owner dies before the Annuity Date, the entire interest must generally be distributed within five years after the date of death.

o If the beneficiary is a natural person, the interest may be annuitized over the life of that individual or over a period not extending beyond the life expectancy of that individual, so long as distributions commence within one year after the date of death.

o If the beneficiary is the spouse of the Owner, the contract may be continued in the name of the spouse as Owner.

o If the Owner is not an individual, the death of the "primary annuitant" (as defined under the Code) is treated as the death of the Owner. In addition, when the Owner is not an individual, a change in the primary annuitant is treated as the death of the Owner.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of an annuity contract for another annuity contract unless money or other property is distributed as part of the exchange. A replacement contract obtained in a tax-free exchange of contracts succeeds to the status of the surrendered contract. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 of the Code should consult their tax advisers.

Tax Treatment of Distributions -- Qualified Contracts

If you purchase your contract under a tax-favored retirement plan or account, your contract is referred to as a qualified contract. Examples of qualified plans or accounts are:

          o    Individual Retirement Annuities ("IRAs");

          o    Roth IRAs;

          o Tax Deferred Annuities (governed by Code Section 403(b) and referred to as "403(b) Plans");

          o    Keogh Plans; and

          o Employer-sponsored pension and profit sharing arrangements such as 401(k) plans.

Withdrawals in General

Generally, with the exception of a Roth IRA, you have not paid any taxes on the premium used to buy a qualified contract or on any earnings. Therefore, any amount you take out as a withdrawal or as annuity payments will be taxable income. In addition, a 10% tax penalty may apply to the taxable part of a withdrawal received before age 59 1/2. Limited exceptions are provided, such as where amounts are paid in the form of a qualified life annuity, upon death or disability of the employee, to pay certain medical expenses, or, in some cases, upon separation from service on or after age 55.

Individual Retirement Annuities

Code Section 408 permits eligible individuals to contribute to an IRA. By attachment of an endorsement that reflects the limits of Code Section 408(b), the Contracts may be issued as an IRA. Contracts issued in connection with an IRA are subject to limitations on eligibility, maximum contributions, and time of distribution. Distributions from certain retirement plans qualifying for federal tax advantages may be rolled over into an IRA. In addition, distributions from an IRA may be rolled over to another IRA, provided certain conditions are met. Most IRAs cannot accept contributions after the owner reaches 702, and must also begin required distributions at that age. Sales of the contract for use with IRAs are subject to special requirements, including the requirement that informational disclosure be given to each person desiring to establish an IRA. That person must be given the opportunity to affirm or reverse a decision to purchase the contract. Contracts offered by this prospectus in connection with an IRA are not available in all states. The accidental death benefit is not available under a contract issued in connection with an IRA.

Roth IRAs

Code Section 408A provides special rules for "Roth IRAs." The basic distinction between a Roth IRA and a regular IRA is that contributions to a Roth IRA are not deductible and "qualified distributions" from a Roth IRA are not includible in gross income for federal income tax purposes. Other differences include the ability to make contributions to a Roth IRA after age 70-1/2 and to defer distributions beyond age 70-1/2. Taxpayers whose adjusted gross incomes exceed certain levels are not eligible for Roth IRAs.

403(b) Plans

The contracts are also available for use in connection with a previously established 403(b) plan. Code Section 403(b) imposes certain restrictions on your ability to make partial surrenders from a contract used in connection with a 403(b) Plan, if attributable to premium paid under a salary reduction agreement. Specifically, an owner may make a surrender or partial withdrawal only (a) when the employee attains age 59-1/2, separates from service, dies, or becomes disabled, or (b) in the case of hardship. In the case of hardship, only an amount equal to the premium paid may be withdrawn. 403(b) Plans are subject to additional requirements, including eligibility, limits on contributions, minimum distributions, and nondiscrimination requirements applicable to the employer. In particular, distributions generally must commence by April 1 of the calendar year following the later of the year in which the employee (a) attains age 70-1/2, or (b) retires. Owners and their employers are responsible for compliance with these rules. Contracts offered by this prospectus in connection with a 403(b) Plan are not available in all states.

Rollovers

Distributions from a 401(a) qualified plan or 403(b) plan (other than non-taxable distributions representing a return of capital, distributions meeting the minimum distribution requirement, distributions for the life or life expectancy of the recipient(s) or distributions that are made over a period of more than 10 years) are eligible for tax-free rollover within 60 days of the date of distribution, but are also subject to Federal income tax withholding at a 20% rate unless paid directly to another qualified plan, 403(b) plan or IRA. A prospective owner considering use of the contract in this manner should consult a competent tax adviser with regard to the suitability of the contract for this purpose and for information concerning the tax law provisions applicable to qualified plans, 403(b) plans, and IRAs.

Diversification and Investor Control

The Code imposes certain diversification requirements on the underlying investments for a variable annuity to be treated as a variable annuity for tax purposes. We believe that the portfolios are being managed so as to comply with these requirements.

The tax regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, would be considered the owner of the shares of the portfolios. If any guidance on this point is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of assets in the portfolios. We reserve the right to make changes to the contract we think necessary to see that it qualifies as a variable annuity contract for tax purposes.

Withholding

We are required to withhold federal income taxes on withdrawals, lump sum distributions, and annuity payments that include taxable income unless the payee elects to not have any withholding or in certain other circumstances. If you do not provide a social security number or other taxpayer identification number, you will not be permitted to elect out of withholding. Special withholding rules apply to payments made to non-resident aliens.

For lump-sum distributions or withdrawals, we are required to withhold 10% of the taxable portion of any withdrawal or lump sum distribution unless you elect out of withholding. For annuity payments, the company will withhold on the taxable portion of annuity payments based on a withholding certificate you file with us. If you do not file a certificate, you will be treated, for purposes of determining your withholding rates, as a married person with three exemptions.

You are liable for payment of federal income taxes on the taxable portion of any withdrawal, distribution, or annuity payment. You may be subject to penalties under the estimated tax rules if your withholding and estimated tax payments are not sufficient.

================================================================
                                OTHER INFORMATION

================================================================

AIG Life Insurance Company

We are a stock life insurance company initially organized under the laws of Pennsylvania and reorganized under the laws of Delaware. We were incorporated in 1962. Our principal business address is One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. We provide a full range of life insurance and annuity plans. We are a subsidiary of American International Group, Inc. ("AIG"), which serves as the holding company for a number of companies engaged in the international insurance business in approximately 130 countries and jurisdictions around the world.

We may occasionally publish in advertisements, sales literature and reports the ratings and other information assigned to AIG by one or more independent rating organizations such as A.M. Best Company, Moody's and Standard & Poor's. The purpose of the ratings is to reflect the rating organization's opinion of our financial strength and should not be considered as bearing on the investment performance of assets held in the variable account.

The ratings are not recommendations to purchase our life insurance or annuity products or to hold or sell these products, and the ratings do not comment on the suitability of such products for a particular investor. There can be no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating organization if, in such organization's judgment, future circumstances so warrant. The ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account.

Ownership

This prospectus describes both individual flexible premium deferred variable annuity contracts and group flexible premium deferred variable annuity contracts. The individual and group contracts described in this prospectus are identical except that the individual contract is issued directly to the individual owner. A group contract is issued to a contract holder for the benefit of the participants in the group. If you are a participant in the group you will receive a certificate evidencing your ownership. You, either as the owner of an individual contract or as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this prospectus, the term contract is equally applicable to an individual contract or to a certificate.

Voting Rights

To the extent required by law, we will vote the portfolio shares held in the variable account at shareholder meetings in accordance with instructions received from persons having a voting interest in the portfolio. However, if legal requirements or our interpretation of present law changes to permit us to vote the portfolio shares in our own right, we may elect to do so.

Prior to the Annuity Date, you hold a voting interest in each portfolio in whose corresponding portfolio you have Contract Value. The number of portfolio shares which are attributable to you is determined by dividing the corresponding value in a particular portfolio by the net asset value of one portfolio share. The number of votes which you will have a right to cast will be determined as of the record date established by each portfolio.

We will solicit voting instructions by mail prior to the shareholder meeting. Each person having a voting interest in a portfolio will receive proxy material, reports and other materials relating to the appropriate portfolios. We will vote shares in accordance with instructions received from the person having a voting interest. We will vote shares for which we receive no timely instructions and any shares not attributable to Owners in proportion to the voting instructions we have received.

The voting rights relate only to amounts invested in the variable account. There are no voting rights with respect to funds allocated to the guaranteed option.

Administration of the Contract

While we have primary responsibility for all administration of the contract and the variable account, we have retained the services of Delaware Valley Financial Services, Inc. ("DVFS") pursuant to an administrative agreement. These administrative services include issuance of the contract and maintenance of Owner records. DVFS serves as the administrator to various insurance companies offering variable annuity contracts and variable life insurance policies.

Legal Proceedings

There are no pending legal proceedings which, in our judgment, are material with respect to the variable account.

================================================================
                              FINANCIAL STATEMENTS

================================================================


Consolidated balance sheets of AIG Life Insurance Company are included in the SAI and may be obtained without charge by calling (800) 255-8402 or writing to AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801. A complete set of financial statements of the company has been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Financial statements of the variable account are not included because no contracts have been issued using the subaccounts described in this prospectus.


*Funds were first invested in the portfolios as listed below:

         Global Bond Portfolio                            July 15, 1991
         Global Dollar Government Portfolio               May 2, 1994
         Growth Portfolio                                 September 15, 1994
         Growth and Income Portfolio                      January 14, 1991
         High-Yield Portfolio                             October 27, 1997
         International Portfolio                          December 28, 1992
         Money Market Portfolio                           December 4, 1992
         North American Government Income Portfolio       May 3, 1994
         Premier Growth Portfolio                         June 26, 1992
         Quasar Portfolio                                 August 5, 1996
         Real Estate Investment Portfolio                 January 9, 1997
         Technology Portfolio                             January 11, 1996
         Total Return Portfolio                           December 28, 1992
         U.S. Government/High Grade Securities Portfolio  September 17, 1992
         Utility Income Portfolio                         May 10, 1994
         Worldwide Privatization Portfolio                September 23, 1994

================================================================
                              TABLE OF CONTENTS OF

                     THE STATEMENT OF ADDITIONAL INFORMATION

================================================================


GENERAL INFORMATION
         AIG Life Insurance Company
         Independent Accountants
         Legal Counsel
         Distributor
         Potential Conflicts

         CALCULATION OF PERFORMANCE DATA
         Yield and Effective Yield Quotations for the Money Market Subaccount Yield Quotations for Other Subaccounts
         Total Return Quotations
         Non-Standardized Performance Data

         ANNUITY PROVISIONS
         Variable Annuity Payments
               Annuity Unit Value
               Net Investment Factor
               Additional Provisions

FINANCIAL STATEMENTS





#66971

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                              _______________, 2000

                           VARIABLE ANNUITY CONTRACTS

                                    issued by

                           AIG LIFE INSURANCE COMPANY

                                   through its

                               VARIABLE ACCOUNT I

This statement of additional information is not a prospectus. It should be read in conjunction with the prospectus describing the flexible premium deferred annuity contract. The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated ______________, 2000, call us at (800) 255-8402 or write to us at AIG Life Insurance Company, Attention: Variable Products, One Alico Plaza, 600 King Street, Wilmington, Delaware 19801.

=====================================================================
                                TABLE OF CONTENTS

=====================================================================


GENERAL INFORMATION............................................................3
     AIG Life Insurance Company................................................3
     Independent Accountants...................................................3
     Legal Counsel.............................................................3
     Distributor...............................................................3
     Potential Conflicts.......................................................3

CALCULATION OF PERFORMANCE DATA................................................4
     Yield and Effective Yield Quotations for the Money Market Subaccount......4
     Yield Quotations for Other Subaccounts....................................5
     Total Return Quotations...................................................6
     Non-Standardized Performance Data.........................................6

ANNUITY PROVISIONS.............................................................8
     Variable Annuity Payments.................................................8
     Annuity Unit Value........................................................9
     Net Investment Factor.....................................................9
     Additional Provisions....................................................10

FINANCIAL STATEMENTS..........................................................10

=====================================================================
                               GENERAL INFORMATION

=====================================================================

AIG Life Insurance Company

A description of AIG Life Insurance Company and its ownership is contained in the prospectus. We will provide for the safekeeping of the assets of Variable Account I.

Independent Accountants

Our  financial  statements  have been  audited by  PricewaterhouseCoopers,  LLP,
independent   certified  public  accountants,   whose  offices  are  located  in
Philadelphia, Pennsylvania.

Legal Counsel

Legal matters relating to the federal securities laws in connection with the contract described herein and in the prospectus are being passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP, Washington, D.C.

Distributor

Our affiliate, AIG Equity Sales Corp. ("AIGESC"), 80 Pine Street, New York, New York, acts as the distributor of the contract. AIGESC is a wholly owned subsidiary of American International Group, Inc. Commissions not to exceed 7% of premiums will be paid to entities that sell the contract. Additional payments may be made for other services not directly related to the sale of the contract, including the recruitment and training of personnel, production of promotional literature and similar services. Commissions are paid by Variable Account I directly to selling dealers and representatives on behalf of AIGESC. Aggregate commissions were $46,712,373 in 1999, $33,398,137 in 1998, and $27,225,980 in
1997. Commissions retained by AIGESC were $0 in 1999, $0 in 1998, and $193,263 in 1997.

Under the Glass-Steagall Act and other laws, certain banking institutions may be prohibited from distributing variable annuity contracts. If a bank were to be prohibited from performing certain agency or administrative services and from receiving fees from AIGESC, Owners who purchased contracts through the bank would be permitted to retain their contracts and alternate means for servicing those Owners would be sought. It is not expected, however, that Owners would suffer any loss of services or adverse financial consequences as a result of any of these occurrences.

Potential Conflicts

Shares of the funds may be sold only to separate accounts of life insurance companies. They may be sold to our other separate accounts, as well as to separate accounts of other affiliated or unaffiliated life insurance companies, to fund variable annuity contracts and variable life insurance policies. It is conceivable that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in a fund simultaneously. Although neither we nor the funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity owners, each fund's board of directors will monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken. If a material irreconcilable conflict were to occur, we will take whatever steps are deemed necessary, at our expense, to remedy or eliminate the irreconcilable material conflict. As a result, one or more insurance company separate accounts might withdraw their investments in the fund. This might force the fund to sell securities at disadvantageous prices.

=====================================================================
                         CALCULATION OF PERFORMANCE DATA

=====================================================================

Yield and Effective Yield Quotations for the Money Market Subaccount

The yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Any effective yield quotation for the money market subaccount will be for the seven days ended on the date of the most recent balance sheet of Variable Account I included in the registration statement and will be carried at least to the nearest hundredth of one percent. It will be computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit in the money market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Owner accounts, dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

     Effective Yield = [(Base Period Return + 1)365/7]-1

For purposes of the yield and effective yield quotations, the hypothetical charge reflects all deductions that are charged to all Owner accounts in proportion to the length of the base period. For any fees that vary with the size of the account, the account size is assumed to be the money market subaccount's mean account size. The yield and effective yield quotations do not reflect the surrender charge that may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract and whether withdrawals had been previously made during that Contract Year. No deductions or sales loads are assessed upon annuitization under the contract. Realized gains and losses from the sale of securities and unrealized appreciation and depreciation of the money market subaccount and the corresponding portfolio are excluded from the calculation of yield.

Yield Quotations for Other Subaccounts

Yield quotations will be based on the thirty-day period ended on the date of the most recent balance sheet of Variable Account I included in the registration statement, and are computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                 Yield = 2[(a - b + 1)6 - 1]
                            ---------
                               cd

Where: a = net investment income earned during the period by the portfolio attributable to shares owned by the Subaccount.

     b    = expenses accrued for the period (net of reimbursements)

     c = the average daily number of Accumulation Units outstanding during the period.

     d = the maximum offering price per Accumulation Unit on the last day of the period

Yield quotations for a subaccount reflect all recurring contract charges (except surrender charge). For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size.

A surrender charge may be assessed at the time of withdrawal in an amount ranging up to 6% of the requested withdrawal amount, with the specific percentage applicable to a particular withdrawal depending on the length of time the premium was held under the contract, and whether withdrawals had previously been made during that Contract Year.

Total Return Quotations

The total return quotations for all of the subaccounts will be average annual total return quotations for the one, five, and ten year periods (or, where a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of Variable Account I and for the period from the date monies were first placed into the subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                  P(1+T)n = ERV

Where:            P = a hypothetical initial payment of $1,000

                  T = average annual total return

                  n = number of years

                  ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

The total return quotations reflect all recurring contract charges and assume a total surrender at the end of the particular period. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size. The total return quotations also reflect receipt of the Premium Enhancement described in the prospectus.

Non-Standardized Performance Data

Total Return Quotations

Non-standardized total return quotations for all of the subaccounts other than the money market subaccount will be average annual total return quotations for the one, five, and ten year periods (or, where a subaccount has been in existence for a period of less than one, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of Variable Account I and for the period from the date monies were first placed into the subaccounts until the aforesaid date. The quotations are computed by finding the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                  P(1+T)n = ERV

Where:            P = a hypothetical initial payment of $1,000

                  T = average annual total return

                  n = number of years

                  ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the particular period at the end of the particular period

Non-standardized total return quotations reflect all recurring contract charges. For any charge that varies with the size of the account, the account size is assumed to be the respective subaccount's mean account size. The quotations also reflect receipt of the Premium Enhancement described in the prospectus.
Non-standardized total return quotations do not, however, assume a total surrender as of the end of the particular period and, therefore, no surrender charge is reflected.

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax deferred compounding on Variable Account I's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation phase, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The chart shows accumulations on an initial investment or premium of a given amount, assuming hypothetical gross annual returns compounded annually, and a stated assumed rate. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity in a chart reflect the deduction of contractual expenses such as the 1.25% mortality and expense risk charge, the 0.15% administrative charge, and the $30 contract maintenance fee, but not the expenses of an underlying investment vehicle. In addition, these values assume that the Owner does not surrender the contract or make any partial surrenders until the end of the period shown. The chart assumes a full surrender at the end of the period shown and the payment of taxes at the 31% rate on the amount in excess of the premium.

In developing tax-deferral charts, we will follow these general principles:

     (1)  the assumed rate of earnings will be realistic;

     (2) the chart will depict accurately the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges;

     (3) comparative charts for accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender; and

     (4) a narrative accompanying the chart will disclose prominently that there may be a 10% tax penalty on a surrender by an Owner who has not reached age 59 1/2.

The rates of return illustrated are hypothetical and are not an estimate or guaranty of performance. Actual tax rates may vary for different taxpayers.

=====================================================================
                               ANNUITY PROVISIONS

=====================================================================

Variable Annuity Payments

A variable annuity is an annuity with payments which are not predetermined as to dollar amount and will vary in amount with the net investment results of the applicable subaccounts. At the Annuity Date, the Contract Value in each subaccount will be applied to the applicable annuity tables contained in the contract. The annuity table used will depend upon the payment option chosen. The same Contract Value amount applied to each payment option may produce a different initial annuity payment. If, as of the Annuity Date, the then current annuity rates applicable to contract will provide a larger income than that guaranteed for the same form of annuity under the contract, the larger amount will be paid.

The first annuity payment for each subaccount is determined by multiplying the amount of the Contract Value allocated to that subaccount by the factor shown in the table for the option selected, divided by 1000. The dollar amount of subsequent annuity payments is determined as follows:

         (a) The dollar amount of the first annuity payment is divided by the Annuity Unit value as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period, subject to any transfers.

         (b) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the Valuation Period fourteen days prior to the date of payment.

The total  dollar  amount of each  variable  annuity  payment  is the sum of all
subaccount   variable   annuity   payments  less  the  pro-rata  amount  of  the
administrative charge.

Annuity Unit Value

The value of an Annuity Unit for each subaccount was arbitrarily set initially at $10. This was done when the first portfolio shares were purchased. The Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the subaccount's Annuity Unit value for the immediately preceding Valuation Period by the quotient of (a) and (b) where:

     o (a) is the net investment factor for the Valuation Period for which the Annuity Unit value is being determined; and

     o    (b) is the assumed investment factor for such Valuation Period.

The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed investment rate of 5%.

Net Investment Factor

The net investment factor is used to determine how investment results of a portfolio affect the Annuity Unit value of the subaccount from one Valuation Period to the next. The net investment factor for each subaccount for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

o    (a) is equal to:

     (i) the net asset value per share of the portfolio held in the subaccount determined at the end of that Valuation Period, plus

     (ii) the per share amount of any dividend or capital gain distribution made by the portfolio held in the subaccount if the "ex-dividend" date occurs during that same Valuation Period, plus or minus

     (iii)a per share charge or credit, which we determine, for changes in tax reserves resulting from investment operations of the subaccount.

o    (b) is equal to:

     (i) the net asset value per share of the portfolio held in the subaccount determined as of the end of the prior Valuation Period, plus or minus

     (ii) the per share charge or credit for any change in tax reserves for the prior Valuation Period.

o    (c) is equal to:

     (i) the percentage factor representing the mortality and expense risk charge, plus

     (ii) the percentage factor representing the administrative charge.

The net investment factor may be greater or less than the assumed investment factor. Therefore, the Annuity Unit value may increase or decrease from Valuation Period to Valuation Period.

Additional Provisions

We may require proof of the age of the Annuitant before making any life annuity payment provided for by the contract. If the age of the Annuitant has been misstated, we will compute the amount payable based on the correct age. If annuity payments have begun, any underpayment that may have been made will be paid in full with the next annuity payment, including interest at the annual rate of 5%. Any overpayments, including interest at the annual rate of 5%, unless repaid to us in one sum, will be deducted from future annuity payments until we are repaid in full.

If a contract provision requires that a person be alive, we may require due proof that the person is alive before we act under that provision.

We will give the payee under an annuity payment option a settlement contract for the payment option.

You may assign the contract prior to the Annuity Date. You must send a dated and signed written request to our Administrative Office accompanied by a duly executed copy of any assignment. We are not responsible for the validity of any assignment.

=====================================================================
                              FINANCIAL STATEMENTS

=====================================================================

Our consolidated balance sheets are included herein. A complete set of financial statements of the company has been filed electronically with the SEC and can be obtained through its website at http://www.sec.gov. Our financial statements shall be considered only as bearing upon our ability to meet our obligations under the contract. Financial statements of Variable Account I are not included because no contracts had been issued as of the date of this statement of additional information.

                           AIG LIFE INSURANCE COMPANY
                          (a wholly-owned subsidiary of
                       American International Group, Inc.)












                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

Report of Independent Accountants

To the Stockholders and Board of Directors
AIG Life Insurance Company

In our opinion, the accompanying balance sheets and the related statements of income, capital funds, cash flows, and comprehensive income present fairly, in all material respects, the financial position of AIG Life Insurance Company (a wholly-owned subsidiary of American International Group, Inc.) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.






February 5, 1999

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (in thousands)


                                                                           December31,         December 31,
                                                                              1998                  1997
Assets
Investments and cash:
     Fixed maturities:
        Bonds available for sale, at market value                           $ 4,238,045           $ 2,984,255
        (cost: 1998 - $4,081,008: 1997 - $2,826,088)
     Equity securities:
        Common stock
        (cost: 1998 - $901: 1997 - $1,381)                                        2,410                 2,775
         Preferred stock
        (cost: 1998 - $18,250 : 1997 - $250)                                     19,338                   250
Mortgage loans on real estate, net                                              468,342               350,823
Real estate, net of accumulated
 depreciation of $4,351 in 1998; and $4,740 in 1997                              13,002                15,940
Policy loans                                                                  1,010,969             1,496,837
Other invested assets                                                            81,916                56,219
Short-term investments                                                          163,704               667,912
Cash                                                                              4,788                 5,132
                                                                         --------------         -------------

    Total investments and cash                                                6,002,514             5,580,143


Amounts due from related parties                                                 17,330                11,446
Investment income due and accrued                                                94,029                85,135
Premium and insurance balances receivable-net                                    56,583                46,937
Reinsurance assets                                                               72,044                60,744
Deferred policy acquisition costs                                               167,840               118,535
Federal income tax receivable                                                     4,207                     -
Separate and variable accounts                                                1,971,280             1,204,643
Other assets                                                                      6,228                 4,855
                                                                         --------------         -------------

                                    Total assets                            $ 8,392,055           $ 7,112,438
                                                                             ==========            ==========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                         December 31,           December 31,
                                                                            1998                   1997
Liabilities
  Policyholders' funds on deposit                                           $ 4,472,854             $ 3,745,902
  Future policy benefits                                                      1,002,244                 749,918
  Reserve for unearned premiums                                                  21,468                  24,108
  Policy and contract claims                                                    200,193                 199,069
  Reserve for commissions, expenses and taxes                                    25,702                  16,103
  Insurance balances payable                                                     56,263                  47,372
  Amounts due to related parties                                                  4,119                   3,945
  Federal income tax payable                                                          -                   1,684
  Deferred income taxes                                                          56,519                  37,498
  Separate and variable accounts                                              1,971,280               1,204,643
  Minority interest                                                               5,987                   6,067
  Other liabilities                                                              59,189                 621,585
                                                                          -------------            ------------


                                    Total liabilities                         7,875,818               6,657,894
                                                                            -----------             -----------


Capital funds


  Common stock, $5 par value; 1,000,000 shares
       authorized; 976,703 shares issued and
       outstanding                                                                4,884                   4,884
  Additional paid-in capital                                                    153,283                 153,283
  Retained earnings                                                             236,521                 181,887
  Accumulated other comprehensive income                                        121,549                 114,490
                                                                           ------------           -------------


                                    Total capital funds                         516,237                 454,544
                                                                           ------------            ------------


Total liabilities and capital funds                                         $ 8,392,055             $ 7,112,438
                                                                             ==========              ==========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (in thousands)

                                                                             Years ended December 31,

                                                          1998                        1997                      1996
                                                         ---------               --------------            -------------
Revenues:
  Premiums                                              $  616,964                 $   437,650              $   394,480
  Net investment income                                    457,148                     381,868                  504,661
  Realized capital (losses)                                   (334)                     (3,025)                     (51)
                                                     -------------               -------------           -------------


                  Total revenues                         1,073,778                     816,493                  899,090
                                                         ---------                 -----------               ----------


Benefits and expenses:
  Benefits to policyholders                                272,368                     188,969                  189,933
  Increase in future policy benefits
   and policyholders' funds on deposit                     547,100                     397,481                  495,529
  Acquisition and insurance expenses                       168,075                     163,533                  161,841
                                                        ----------                 -----------               ----------

                  Total benefits and expenses              987,543                     749,983                  847,303
                                                        ----------                 -----------               ----------


Income before income taxes                                  86,235                      66,510                   51,787
                                                       -----------                ------------               ----------

Income taxes (benefits):
   Current                                                  16,218                      20,059                   25,087
   Deferred                                                 15,220                       3,964                   (5,486)
                                                       -----------               -------------              -----------

      Total income taxes                                    31,438                      24,023                   19,601
                                                       -----------                 -----------               ----------

Net income before minority interest                         54,797                      42,487                   32,186
Minority interest income (loss)                               (163)                       (128)                     154
                                                      ------------                -------------            ------------

Net income                                             $    54,634                 $    42,359              $    32,340
                                                        ==========                  ==========               ==========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)


                                                                         Years ended December 31,

                                                           1998                   1997                      1996
                                                       ------------           ------------             -------------
Common Stock

Balance at beginning of year                          $       4,884           $      4,884             $      4,884
                                                       ------------            -----------              -----------

Balance at end of year                                        4,884                  4,884                    4,884
                                                       ------------            -----------              -----------



 Additional paid-in capital

Balance at beginning of year:                               153,283                123,283                  123,283
Capital contribution                                              -                 30,000                        -
                                                    ---------------             ----------           --------------
Balance at end of year                                      153,283                153,283                  123,283
                                                          ---------              ---------                ---------


Retained earnings

 Balance at beginning of year                               181,887                139,528                  107,188
 Net income                                                  54,634                 42,359                   32,340
                                                         ----------             ----------              -----------

 Balance at end of year                                     236,521                181,887                  139,528
                                                          ---------              ---------               ----------

Accumulated other comprehensive income

 Balance at beginning of year                               114,490                 62,814                   87,673
 Unrealized appreciation (depreciation) of
     investments - net of reclassification
     adjustments                                             10,860                 79,497                  (50,245)
 Deferred income tax (expense) benefit on
     changes                                                 (3,801)               (27,821)                  25,386
                                                        -----------             ----------               ----------

  Balance at end of year                                    121,549                114,490                   62,814
                                                          ---------              ---------               ----------



               Total capital funds                       $  516,237             $  454,544              $   330,509
                                                          =========              =========               ==========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                                     Years ended December 31,

                                                                            1998               1997              1996
                                                                         -----------        ----------       ------------
Cash flows from operating activities:
 Net income                                                              $   54,634      $     42,359       $      32,340
                                                                          ---------       -----------        ------------

Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Non-cash revenues, expenses, gains and losses included in income:
 Change in insurance reserves                                               250,810           121,325              72,151
 Change in premiums and insurance balances
  receivable and payable -net                                                  (753)           (5,346)             11,782
 Change in reinsurance assets                                               (11,301)          157,710             (10,627)
 Change in deferred policy acquisition costs                                (49,305)          (34,248)            (23,662)
 Change in investment income due and accrued                                 (8,894)           22,133             135,480
 Realized capital losses                                                        334             3,025                  51
 Change in current and deferred income taxes -net                             9,330             2,689              (7,133)
 Change in reserves for commissions, expenses and taxes                       9,599            13,243             (21,274)
 Change in other assets and liabilities - net                               (61,575)           69,582              12,733
                                                                         -----------      -----------        ------------
         Total adjustments                                                  138,245           350,113             169,501
                                                                          ---------        ----------         -----------
 Net cash provided by operating activities                                  192,879           392,472             201,841
                                                                          ---------        ----------         -----------

Cash flows from investing activities:
 Cost of fixed maturities at market, sold                                   282,756            23,816              40,098
 Cost of fixed maturities at market, matured or redeemed                    340,435           153,963             124,621
 Cost of equity securities sold                                               1,039             3,676               2,607
 Cost of real estate sold                                                     2,585                 -                   -
 Realized capital gains                                                       1,666             1,975                 (51)
 Purchase of fixed maturities                                            (1,865,768)         (804,262)           (524,245)
 Purchase of equity securities                                              (18,559)           (1,750)             (1,678)
 Purchase of real estate                                                       (341)             (413)               (881)
 Mortgage loans granted                                                    (202,484)          (87,690)            (74,590)
 Repayments of mortgage loans                                                83,035            29,298              16,416
 Change in policy loans                                                     485,868           377,124           1,087,765
 Change in short-term investments                                           504,208          (567,876)            102,616
 Change in other invested assets                                            (11,706)            6,294              11,002
 Other - net                                                                (27,908)           11,917                 (38)
                                                                         ----------       -----------      --------------

  Net cash (used in) provided by investing activities                      (425,174)         (853,928)            783,642
                                                                          ----------       -----------         ----------

Cash flows from financing activities:
 Change in policyholders' funds on deposit                                  231,951           430,808            (980,835)
 Proceeds from capital contribution                                           -                30,000                -
                                                                    ---------------       -----------   -----------------
   Net cash provided by (used in) financing activities                      231,951           460,808            (980,835)
                                                                          ---------        ----------         ------------

Change in cash                                                                 (344)             (648)              4,648
Cash at beginning of year                                                     5,132             5,780               1,132
                                                                       ------------      ------------       -------------
Cash at end of year                                                    $      4,788     $       5,132      $        5,780
                                                                        ===========      ============       =============


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)


                                                                         Years ended December 31,

                                                           1998                   1997                      1996
                                                       ------------           ------------             -------------
Comprehensive income

Net income                                            $      54,634          $      42,359             $     32,340
                                                       ------------           ------------              -----------



Other comprehensive income

Unrealized appreciation (depreciation) of
  investments - net of reclassification
  adjustments                                                10,860                 79,497                  (50,245)
 Changes due to deferred income tax benefit
       (expense) on changes and
       future policy benefits                                (3,801)               (27,821)                  25,386
                                                       ------------           -------------             -----------

  Other comprehensive income                                  7,059                 51,676                  (24,859)
                                                       ------------           ------------              -----------

 Comprehensive income                                  $     61,693           $     94,035            $       7,481
                                                        ===========            ===========             ============






                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

     (a) Basis of Presentation: AIG Life Insurance Company (the Company) is a wholly owned subsidiary of American International Group, Inc. (the Parent). The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company is licensed to sell life and accident and health insurance in the District of Columbia and all states except for Maine and New York.

          The Company also files financial statements prepared in accordance with statutory practices prescribed or permitted by the Insurance Department of the State of Delaware. Financial statements prepared in accordance with generally accepted accounting principles differ in certain respects from the practices prescribed or permitted by regulatory authorities. The significant differences are: (1) statutory financial statements do not reflect fixed maturities available for sale at market value; (2) policy acquisition costs, charged against operations as incurred for regulatory purposes, have been deferred and are being amortized over the anticipated life of the contracts; (3) individual life and annuity policy reserves based on statutory requirements have been adjusted based upon mortality, lapse and interest assumptions applicable to these coverages, including provisions for reasonable adverse deviations; these assumptions reflect the Company's experience and industry standards; (4) deferred income taxes not recognized for regulatory purposes have been provided for temporary differences between the bases of assets and liabilities for financial reporting purposes and tax purposes; (5) for regulatory purposes, future policy benefits, policyholders' funds on deposit, policy and contract claims and reserve for unearned premiums are presented net of ceded reinsurance; and (6) an asset valuation reserve and interest maintenance reserve using National Association of Insurance Commissioners (NAIC) formulas are set up for regulatory purposes.

     (b) Investments: Fixed maturities available for sale, where the company may not have the ability or positive intent to hold these securities until maturity, are carried at market value. Interest income with respect to fixed maturity securities is accrued currently. Included in fixed maturities available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated life. Common and non-redeemable preferred stocks are carried at current market value. Dividend income is generally recognized when receivable. Short-term investments are carried at cost, which approximates market.

          Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred income taxes and future policy benefits in capital funds currently.

          Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net realizable value.

          Mortgage loans on real estate are carried at unpaid principal balance less unamortized loan origination fees and costs less an allowance for uncollectible loans. Interest income on such loans is accrued currently.

          Real estate is carried at depreciated cost and is depreciated on a straight-line basis over 31.5 years. Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated over their estimated lives.

          Policy loans are carried at the aggregate unpaid principal balance.

          Other invested assets consist primarily of limited partnership interests which are carried at market value. Unrealized gains and losses from the revaluation of these investments are reflected as a separate component of comprehensive income, net of deferred income taxes in capital funds currently.

     (c) Income Taxes: The Company joins in a consolidated federal income tax return with the Parent and its domestic subsidiaries. The Company and the Parent have a written tax allocation agreement whereby the Parent agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate return. Additionally, the Parent agrees to reimburse the Company for any tax benefits arising out of its net losses within ninety days after the filing of that consolidated tax return for the year in which these losses are utilized. Deferred federal income taxes are provided for temporary differences related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

     (d) Premium Recognition and Related Benefits and Expenses: Premiums on traditional life insurance and life contingent annuity contracts are recognized when due. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration, and surrenders during the period. Premiums on accident and health insurance are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as unearned premiums. Estimates of premiums due but not yet collected are accrued. Policy benefits and expenses are associated with earned premiums on long-duration contracts resulting in a level recognition of profits over the anticipated life of the contracts.

          Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Deferred policy acquisition costs and policy initiation costs related to universal life and investment-type products are amortized in relation to expected gross profits over the life of the policies (see Note 3).

          The liability for future policy benefits and policyholders' contract deposits is established using assumptions described in Note 4.

     (e) Policy and Contract Claims: Policy and contract claims include amounts representing: (1) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (2) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in income currently.

     (f) Separate and Variable Accounts: These accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of the Company.

     (g) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of the Company's reinsurance arrangements for ceded unearned premiums, future policy benefits for life and accident and health insurance contracts, policyholders' funds on deposit and policy and contract claims. It also includes funds held under reinsurance treaties.

     (h)  Accounting Standards:

          In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" (FASB 130) and Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (FASB 131).

          FASB 130 establishes standards for reporting comprehensive income and its components in a full set of general purpose financial statements. FASB 130 was effective for the Company as of January 1, 1998. FASB 130 had no impact on the Company's results of operations, financial condition or liquidity.

          FASB 131 establishes standards for the way companies are required to disclose information about their operating segments in annual financial statements and in interim financial statements. FASB 131 establishes, where practicable, standards with respect to geographic areas, among other things. Certain descriptive information is also required. FASB 131 has been adopted for the year ended December 31, 1998 by the Parent, whose operations are conducted principally through three business segments: General Insurance, Life Insurance and Financial Services. All operations of the Company fall within the Life Insurance segment.

          In February 1998, FASB issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FASB 132). This statement requires revised disclosures about pension and other postretirement benefit plans and does not change the measurement or recognition of these plans. Also, FASB 132 requires additional information on changes in the benefit obligations and fair values of plan assets. FASB 132 was effective for the year ended December 31, 1998 and has been adopted by the Parent. Information regarding the pension and postretirement benefit plans is not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and, accordingly, is not presented herein.

          In June 1998, FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FASB 133). This statement requires the Company to recognize all derivatives in the consolidated balance sheet measuring these derivatives at fair value. The recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative. The Company believes that the impact of FASB 133 on its results of operations, financial condition or liquidity will not be significant. FASB 133 is effective for the year commencing January 1, 2000.

          In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." This statement provides guidance for the recording of a liability for insurance-related assessments. The statement requires that a liability be recognized in certain defined circumstances. The Company believes that the impact of this statement on its results of operations, financial condition or liquidity will not be significant. This statement is effective for the year commencing January 1, 1999.

          In  October  1998,  AcSEC  issued  SOP  98-7,   "Deposit   Accounting:
          Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk, and (iv) have an indeterminate risk. The Company believes that the impact of this statement on its results of operations, financial condition or liquidity will not be significant. This statement is effective for the year commencing January 1, 2000. Restatement of previously issued financial statements is not permitted.

     (i) The financial statements for 1997 and 1996 have been reclassified to conform to the 1998 presentation.

2.   Investment Information

     (a) Statutory Deposits: Securities with a carrying value of $2,448,000 and $2,454,000 were deposited by the Company under requirements of regulatory authorities as of December 31, 1998 and 1997, respectively.

     (b) Net Investment Income: An analysis of net investment income is as follows (in thousands):

                                                       Years ended December 31,
                                                       1998              1997             1996

        Fixed maturities                            $284,267          $200,097         $164,548
        Equity securities                                622                58              219
        Mortgage loans                                36,464            28,714           22,797
        Real estate                                    2,406             2,254            2,125
        Policy loans                                 120,927           148,555          314,020
        Cash and short-term investments                9,346             3,582            2,924
          Other invested assets                        8,015             2,380            2,549
                                                   ---------         ---------        ---------
                  Total investment income            462,047           385,640          509,182
        Investment expenses                            4,899             3,772            4,521
                                                   ---------         ---------        ---------

                  Net investment income             $457,148          $381,868         $504,661
                                                     =======           =======          =======



     (c) Investment Gains and Losses: The net realized capital gains (losses) and change in unrealized appreciation (depreciation) of investments for 1998, 1997 and 1996 are summarized below (in thousands):

                                                                                       Years ended December 31,
                                                                                 1998              1997            1996
    Net realized (losses) gains on investments:
        Fixed maturities                                                      $     -            $    -        $      (79)
        Equity securities                                                           84             1,975               28
        Mortgage loans                                                          (2,000)           (5,000)               -
        Real estate                                                              1,561                 -                -
        Other invested assets                                                       21                 -                -
                                                                             ---------       -----------     ------------
        Net realized gains                                                    $   (334)         $ (3,025)     $       (51)
                                                                               =======           =======       ==========

    Change in unrealized appreciation (depreciation) of investments:
          Fixed maturities                                                   $  (1,131)          $77,422         $(58,659)
        Equity securities                                                        1,203              (626)           1,517
          Other invested assets                                                 10,788             2,701            6,897
                                                                             ---------           -------        ---------
        Net change in unrealized appreciation
          (depreciation) of investments                                      $  10,860           $79,497         $(50,245)
                                                                              ========            ======          =======


     Proceeds from the sale of investments in fixed maturities during 1998, 1997 and 1996 were $282,756,000, $23,816,000, and $40,098,000, respectively.

     During  1998,  1997  and  1996,  gross  gains  of  $0,  $0,  and  $176,000, respectively, and gross losses of $0, $0, and $255,000, respectively, were realized on dispositions of fixed maturity investments.

     During  1998,  1997 and  1996,  gross  gains of  $84,000,  $1,975,000,  and
     $28,000, respectively, were realized on disposition of equity securities.

(d)  Market  Value  of  Fixed   Maturities   and  Unrealized   Appreciation   of
     Investments: At December 31, 1998 and 1997, unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of $2,854,000 and $1,530,000 and gross losses of $257,000 and $136,000, respectively.

     The amortized cost and estimated market values of investments in fixed maturities at December 31, 1998 and 1997 are as follows (in thousands):

                                                                              Gross            Gross
        1998                                              Amortized         Unrealized        Unrealized      Market
        ----                                               Cost               Gains            Losses          Value
        Fixed maturities:
          U.S. Government and government
              agencies and authorities                   $   50,617     $      19,220   $          10     $    69,827
          States, municipalities and
              political subdivisions                        370,790            23,962           4,961         389,791
          Foreign governments                                30,431             7,201             -            37,632
          All other corporate                             3,629,170           156,316          44,691       3,740,795
                                                          ---------        ----------       ---------       ---------

        Total fixed maturities                           $4,081,008       $   206,699      $   49,662      $4,238,045
                                                          =========        ==========       =========       =========

                                                                              Gross            Gross
        1997                                              Amortized         Unrealized        Unrealized      Market
        ----                                               Cost               Gains            Losses          Value
        Fixed maturities:
          U.S. Government and government
              agencies and authorities                   $   42,866       $    14,667    $      -          $  57,533
          States, municipalities and
              political subdivisions                        371,477            21,481             252         392,706
          Foreign governments                                30,168             4,887           -              35,055
          All other corporate                             2,381,577           125,382           7,998       2,498,961
                                                          ---------        ----------      ----------       ---------

        Total fixed maturities                           $2,826,088       $   166,417     $     8,250      $2,984,255
                                                          =========        ==========      ==========       =========

          The amortized cost and estimated market value of fixed maturities, available for sale at December 31, 1998, by contractual maturity, are shown below (in thousands). Actual maturities could differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                       Estimated
                                                              Amortized                 Market
                                                                Cost                    Value

        Due in one year or less                              $   139,701            $   144,918
        Due after one year through five years                  1,097,111              1,136,468
        Due after five years through ten years                 1,538,510              1,586,346
        Due after ten years                                    1,305,686              1,370,313
                                                              ----------              ---------

                                                             $ 4,081,008             $4,238,045
                                                               =========              =========

     (e) CMOs: CMOs are U.S. Government and Government agency backed and triple A-rated securities. CMOs are included in other corporate fixed maturities. At December 31, 1998 and 1997, the market value of the CMO portfolio was $522,844,000 and $445,739,000, respectively; the estimated amortized cost was approximately $504,077,000 in 1998 and $426,760,000 in 1997. The Company's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in the portfolio at December 31, 1998.

     (f)  Fixed  Maturities  Below  Investment  Grade:  At December 31, 1998 and
          1997, the fixed maturities held by the Company that were below investment grade had an aggregate amortized cost of $344,609,000 and $242,573,000, respectively, and an aggregate market value of $327,217,000 and $244,417,000, respectively.

     (g)  Non-income   Producing  Assets:   Non-income   producing  assets  were
          insignificant.

     (h) Investments Greater than 10% Equity: The market value of investments in the following company exceeded 10% of the Company's total capital funds at December 31, 1998 (in thousands):

          Other Invested Assets:
          Equity Linked Investors II, L.P.              $   60,271

3.   Deferred Policy Acquisition Costs

     The following reflects the policy acquisition costs deferred (commissions, direct solicitation and other costs) which will be amortized against future income and the related current amortization charged to income, excluding certain amounts deferred and amortized in the same period (in thousands).

                                                  Years ended December 31,
                                            1998          1997           1996
        Balance at beginning of year     $118,535       $84,287        $60,625
        Acquisition costs deferred         71,430        50,927         43,534
        Amortization charged to income    (22,125)      (16,679)       (19,872)
                                         --------      --------         ------
        Balance at end of year           $167,840      $118,535        $84,287
                                          =======       =======         ======

4.  Future Policy Benefits and Policyholders' Funds on Deposit

(a) The analysis of the future policy benefits and policyholders' funds on deposit at December 31, 1998 and 1997 follows (in thousands):

                                                            1998                     1997
                                                        -----------               ----------
        Future Policy Benefits:
        Long duration contracts                        $   987,503                $   740,969
        Short duration contracts                            14,741                      8,949
                                                       -----------               ------------
                                                        $1,002,244                $   749,918
                                                         =========                 ==========

        Policyholders' funds on deposit:
        Annuities                                     $  1,385,203              $   1,265,490
        Universal life                                     184,460                    149,202
        Guaranteed investment contracts (GICs)             669,035                    379,049
        Corporate owned life insurance                   2,229,843                  1,948,558
           Other investment contracts                        4,313                      3,603
                                                      ------------               ------------
                                                      $  4,472,854              $   3,745,902
                                                      ============               ============

     (b) Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life products. Short duration contract liabilities are primarily accident and health products. The liability for future policy benefits has been established based upon the following assumptions:

          (i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 3.0 percent to 10.0 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 12.2 percent and grade to not greater than 7.5 percent.

          (ii) Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual life approximated 10.1 percent.

     (c) The liability for policyholders' funds on deposit has been established based on the following assumptions:

          (i) Interest rates credited on deferred annuities vary by year of issuance and range from 3.0 percent to 7.1 percent. Credited interest rate guarantees are generally for a period of one year. Withdrawal charges generally range from 3.0 percent to 10.0 percent grading to zero over a period of 5 to 10 years.

          (ii) GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 4.7 percent to 8.1 percent and maturities range from 1 to 20 years.

          (iii)Interest rates on corporate-owned life insurance business are guaranteed at 4.0 percent and the weighted average rate credited in 1998 was 7.0 percent.

          (iv) The universal life funds, exclusive of corporate owned life insurance business, have credited interest rates of 5.6 percent to 7.5 percent and guarantees ranging from 3.5 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.0 percent of the fund balance and grade to zero over a period not longer than 20 years.

5.  Income Taxes

          (a) The Federal income tax rate applicable to ordinary income is 35% for 1998, 1997 and 1996. Actual tax expense on income from operations differs from the "expected" amount computed by applying the Federal income tax rate because of the following (in thousands except percentages):

                                                                       Years ended December 31,
                                         -------------------------------------------------------------------------------------
                                                   1998                        1997                       1996
                                         -----------------------       -----------------------   ------------------------
                                               Percent                      Percent                    Percent
                                                  of                            of                        of
                                               pre-tax                      pre-tax                    pre-tax
                                             operating                     operating                 operating
                                         Amount         Income             Amount    Income          Amount    Income
        "Expected" income tax
             expense                       $ 30,183       35.0%         $ 23,279     35.0%         $ 18,125      35.0%
        Prior year federal
             income tax benefit                 268         0.3               (6)           -           (51)     (0.1)
          State income tax                      599        0.7               673      1.0               850       1.6
        Other                                   388        0.5                77      0.1               677       1.3
                                           --------    -------        ----------    -----         ---------     -----
        Actual income tax expense           $31,438       36.5%         $ 24,023     36.1%         $ 19,601      37.8%
                                             ======     ======           =======     ====           =======      ====



     (b) The components of the net deferred tax liability were as follows (in thousands):

                                                             Years ended December 31,
                                                             1998                     1997
    Deferred tax assets:
        Adjustment to life reserves                      $   59,903              $    51,992
        Adjustments to mortgage loans and
              investment income due and accrued               4,913                    4,250
        Adjustment to policy and contract claims              5,456                    8,816
        Other                                                 2,406                    4,292
                                                         ----------                ---------
                                                             72,678                   69,350
                                                          ---------                 --------
    Deferred tax liabilities:
        Deferred policy acquisition costs                $   55,308              $    37,559
        Unrealized appreciation on investments               65,445                   61,644
        Bond discount                                         4,911                    4,843
        Other                                                 3,533                    2,802
                                                         ----------              -----------
                                                            129,197                  106,848
                                                           --------                ---------

        Net deferred tax liability                       $   56,519               $   37,498
                                                          =========                =========

     (c) At December 31, 1998, accumulated earnings of the Company for Federal income tax purposes include approximately $2,204,000 of "Policyholders' Surplus" as defined under the Code. Under provisions of the Code, "Policyholders' Surplus" has not been currently taxed but would be taxed at current rates if distributed to the Parent. There is no present intention to make cash distributions from "Policyholders' Surplus" and accordingly, no provision has been made for taxes on this amount.

     (d) Income taxes paid in 1998, 1997, and 1996 amounted to $21,184,000, $20,311,000, and $25,412,000, respectively.

6.   Commitments and Contingencies

     The Company, in common with the insurance industry in general, is subject to litigation, including claims for punitive damages, in the normal course of their business. The Company does not believe that such litigation will have a material effect on its operating results and financial condition.

     During 1997, the Company entered into a partnership agreement with Private Equity Investors III, L.P. The agreement requires the Company to make capital contributions totaling $50,000,000. Contributions totaling $10,963,000 have been made through December 31, 1998.

     During 1998, the Company entered into a partnership agreement with Sankaty High Yield Asset Partners, L.P. The agreement requires the Company to make capital contributions totaling $2,500,000. Contributions totaling $1,868,000 have been made through December 31, 1998.

7.   Fair Value of Financial Instruments

     (a) Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107) requires disclosure of fair value information about financial instruments for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the balance sheet. In the measurement of the fair value of certain of the financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FASB 107 excludes certain financial instruments, including those related to insurance contracts.

          The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments presented:

          Cash and short term investments: The carrying amounts reported in the balance sheet for these instruments approximate fair values.

          Fixed maturities: Fair values for fixed maturity securities carried at market value are generally based upon quoted market prices. For certain fixed maturities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services.

          Equity securities: Fair values for equity securities were based upon quoted market prices.

          Mortgage and policy loans: Where practical, the fair values of loans on real estate were estimated using discounted cash flow calculations based upon the Company's current incremental lending rates for similar type loans. The fair value of the policy loans were not calculated as the Company believes it would have to expend excessive costs for the benefits derived. Therefore, the fair value of policy loans was estimated at carrying value.

          Policyholders' funds on deposit: Fair value of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts consistent with those remaining for the contracts being valued.

     (b) The fair value and carrying amounts of financial instruments is as follows (in thousands):

        1998                                       Fair             Carrying
                                                   Value             Amount
        Cash and short-term investments       $    168,492         $    168,492
        Fixed maturities                         4,238,045            4,238,045
        Equity securities                           21,748               21,748
        Mortgage and policy loans                1,500,447            1,479,311

        Policyholders' funds on deposit        $ 4,554,644          $ 4,472,854

        1997                                       Fair             Carrying
                                                   Value             Amount
        Cash and short-term investments       $    673,044         $    673,044
        Fixed maturities                         2,984,255            2,984,255
        Equity securities                            3,025                3,025
        Mortgage and policy loans                1,868,449            1,847,660
          Interest rate cap                          -                       19

        Policyholders' funds on deposit        $ 3,777,435          $ 3,745,902

8.  Capital Funds

     (a) The maximum stockholder dividend which can be paid without prior regulatory approval is subject to restrictions relating to statutory surplus and statutory net gain from operations. These restrictions limited payment of dividends to $35,350,000 during 1998, however, no dividends were paid during the year.

     (b) The Company's capital funds as determined in accordance with statutory accounting practices was $298,047,000 at December 31, 1998 and $285,350,000 at December 31, 1997. Statutory net income amounted to $28,789,000, $35,350,000 and $47,074,000 for 1998, 1997 and 1996,
          respectively.

     (c) During 1997, the Company received a $30,000,000 surplus contribution from American International Group Inc., the parent.

     (d)  Statement of Accounting Standards No. 130 "Comprehensive Income" (FASB
          130) was adopted by the Company effective January 1, 1998. FASB 130 establishes standards for reporting comprehensive income and its components as part of capital funds. The reclassification adjustments with respect to available for sale securities were $(334,000), $(3,025,000) and $(51,000) for December 31, 1998, 1997 and 1996,
          respectively.

9.   Employee Benefits

     (a) The Company participates with its affiliates in a qualified, non-contributory, defined benefit pension plan which is administered by the Parent. All qualified employees who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. Pension expense for current service costs, retirement and termination benefits for the years ended December 31, 1998, 1997 and 1996 were approximately $272,000, $373,000, and $400,000, respectively. The Parent's plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. The projected benefit obligations exceeded the plan assets at December 31, 1998 by $100,000,000.

          The Parent has adopted a Supplemental Executive Retirement Program (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG retirement plan as a result of Federal limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded.

     (b) The Parent also sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which, during the three years ended December 31, 1998, provided for salary reduction contributions by employees and matching contributions by the Parent of up to 6 percent of annual salary depending on the employees' years of service.

     (c) In addition to the Parent's defined benefit pension plan, the Parent and its subsidiaries provide a post-retirement benefit program for medical care and life insurance. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age.

     (d)  The Parent  applies APB  Opinion 25  "Accounting  for Stock  issued to
          Employees" and related interpretations in accounting for its stock based compensation plans. Employees of the Company participate in certain stock option and stock purchase plans of the Parent. In general, under the stock option plan, officers and other key employees are granted options to purchase AIG common stock at a price not less than fair market value at the date of grant. In general, the stock purchase plan provide for eligible employees to receive privileges to purchase AIG common stock at a price equal to 85% of the fair market value on the date of grant of the purchase privilege. The Parent has not recognized compensation costs for either plan. The effect of the compensation costs, as determined consistent with FASB 123, was not computed on a subsidiary basis, but rather on a consolidated basis for all subsidiaries of the Parent and therefore are not presented herein.

10.  Leases

     (a) The Company occupies leased space in many locations under various long-term leases and has entered into various leases covering the long-term use of data processing equipment. At December 31, 1998, the future minimum lease payments under operating leases were as follows (in thousands):

                    Year                                 Payment

                    1999                               $   4,251
                    2000                                   2,980
                    2001                                   2,530
                    2002                                   2,380
                    2003                                   1,870
                    Remaining years after 2003             1,571
                                                         -------

                    Total                              $  15,582

          Rent expense approximated $4,450,000,  $3,881,000,  and $4,263,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     (b) Sublease Income - The Company does not participate in sublease agreements.

11.  Reinsurance

     (a) The Company reinsures portions of its life and accident and health insurance risks with unaffiliated companies. Life insurance risks are reinsured primarily under coinsurance and yearly renewable term treaties. Accident and health insurance risks are reinsured primarily under coinsurance, excess of loss and quota share treaties. Amounts recoverable from reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets. A contingent liability exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements.

     The Company also reinsures portions of its life and accident and health insurance risks with affiliated companies (see Note 12). The effect of all reinsurance contracts, including reinsurance assumed, is as follows (in thousands, except percentages):




                                                                                                              Percentage
 December 31, 1998                                                                                            of Amount
                                                                                                               Assumed
                                             Gross               Ceded          Assumed             Net         to Net

      Life Insurance in Force             $53,884,853        $19,921,930      $ 896,285        $34,859,208          2.6%
                                           =============      ==========       ========         ==========

        Premiums:
          Life                                184,487             54,134          2,022            132,375          1.5%
          Accident and Health                 155,199             82,614        142,878            215,463         66.3%
          Annuity                             269,126              -               -               269,126           -
                                         ------------      -----------------  --------------    ------------

        Total Premiums                  $     608,812       $    136,748      $ 144,900      $     616,964         23.5%
                                         ============        ===========       ========       ============

                                                                                                                Percentage
                                                                                                                of Amount
    December 31, 1997                                                                                            Assumed
                                           Gross             Ceded          Assumed              Net             to Net

      Life Insurance in Force             $52,183,971        $18,779,228      $ 935,975        $34,340,718          2.7%
                                           =============      ==========       ========         ==========

        Premiums:
          Life                                200,926             67,350          2,389            135,965          1.8%
          Accident and Health                 118,663             59,550        115,573            174,686         66.2%
          Annuity                             126,999               -               -              126,999           -
                                         ------------      -----------------  --------------    ------------

        Total Premiums                  $     446,588       $    126,900      $ 117,962      $     437,650         27.0%
                                         ============        ===========       ========       ============

                                                                                                             Percentage
                                                                                                             of Amount
    December 31, 1996                                                                                        Assumed
                                           Gross             Ceded          Assumed              Net             to Net

      Life Insurance in Force             $53,854,456        $17,392,184      $ 605,831        $37,068,103          1.6%
                                           =============      ==========       ========         ==========

        Premiums:
          Life                                187,886             49,150            327            139,063           -
          Accident and Health                  97,971             28,359        107,447            177,059         60.7%
          Annuity                              78,358               -               -               78,358           -
                                        -------------     -------------------  --------------  -------------

        Total Premiums                  $     364,215    $        77,509      $ 107,774      $     394,480         27.3%
                                         ============     ==============       ========       ============

     (b) The maximum amount retained on any one life by the Company is $1,000,000.

     (c) Reinsurance recoveries, which reduced death and other benefits, approximated $111,580,000, $100,029,000, and $54,456,000, respectively, for each of the years ended December 31, 1998, 1997 and 1996.

          The Company's reinsurance arrangements do not relieve the Company from its direct obligation to its insureds.

12.  Transactions with Related Parties

     (a) The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income and commission ceded for 1998 amounted to $1,237,000 and $1,000, respectively. Premium income and commission ceded for 1997 amounted to $1,251,000 and $1,000, respectively. Premium income and commission ceded to affiliates amounted to $1,345,000 and $0 for the year ended December 31, 1996. Premium income and ceding commission expense assumed from affiliates aggregated
          $131,771,000  and  $31,584,000,  respectively,  for 1998,  compared to
          $110,529,000 and $24,853,000, respectively, for 1997, and $103,885,000 and $27,609,000, respectively for 1996.

     (b) The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 1998, 1997 and 1996, the Company was charged $40,417,000, $37,846,000 and $28,277,000, respectively, for expenses attributed to the Company but incurred by affiliates. During the same period, the Company received reimbursements from affiliates aggregating $23,132,000, $18,134,000 and $17,598,000, respectively, for costs incurred by the Company but attributable to affiliates.

     (c) During 1997, a reinsurance agreement covering certain annuity policies was terminated. Upon cancellation, assets totaling $164,895,000 were transferred to the Company from Delaware American Life Insurance Company.

     (d) During 1996, the Company purchased 1,500,000 shares of AIG Life Ireland, LTD., a subsidiary.

                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (in thousands)

                                                                           September 30,           December 31,
                                                                               1999                   1998
                                                                         -------------------      -----------
                                                                            (unaudited)
Assets
Investments and cash:
     Fixed maturities:
        Bonds available for sale, at market value                           $ 4,580,026           $ 4,238,045
        (cost: 1999 - $4,653,326: 1998 - $4,081,008)
     Equity securities:
        Common stock

        (cost: 1999-$891: 1998 - $901)                                            2,285                 2,410
      Preferred stock
      (cost: 1999 - $20,252 : 1998 - $18,250)                                    16,807                19,338
Mortgage loans on real estate, net                                              405,969               468,342
Real estate, net of accumulated
 depreciation of $4,870 in 1999; and $4,351 in 1998                              12,711                13,002
Policy loans                                                                    646,844             1,010,969
Other invested assets                                                            75,084                81,916
Short-term investments                                                          149,791               163,704
Cash                                                                             40,093                 4,788
                                                                          -------------         -------------

    Total investments and cash                                                5,929,610             6,002,514


Amounts due from related parties                                                 13,723                17,330
Investment income due and accrued                                               120,382                94,029
Premium and insurance balances receivable-net                                    79,144                56,583
Reinsurance assets                                                              101,835                72,044
Deferred policy acquisition costs                                               208,823               167,840
Federal income tax receivable                                                     3,844                 4,207
Deferred income taxes                                                            28,487                     -
Separate and variable accounts                                                2,682,641             1,971,280
Other assets                                                                      7,194                 6,228
                                                                         --------------         -------------

                                    Total assets                            $ 9,175,683           $ 8,392,055
                                                                             ==========            ==========


                 See accompanying notes to financial statements.


                           AIG LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                            September 30,           December 31,
                                                                                 1999                  1998
                                                                          ------------------        ----------
                                                                            (unaudited)
Liabilities
  Policyholders' funds on deposit                                           $ 4,553,144             $ 4,472,854
  Future policy benefits                                                      1,153,022               1,002,244
  Reserve for unearned premiums                                                  23,022                  21,468
  Policy and contract claims                                                    206,503                 200,193
  Reserve for commissions, expenses and taxes                                    16,365                  25,702
  Insurance balances payable                                                     61,596                  56,263
  Amounts due to related parties                                                  5,837                   4,119
  Deferred income taxes                                                               -                  56,519
  Separate and variable accounts                                              2,682,641               1,971,280
  Minority interest                                                               6,043                   5,987
  Other liabilities                                                              83,124                  59,189
                                                                          -------------             -----------


                                    Total liabilities                         8,791,297               7,875,818
                                                                            -----------             -----------


Capital funds

  Common stock, $5 par value; 1,000,000 shares
       authorized; 976,703 shares issued and
       outstanding                                                                4,884                   4,884
  Additional paid-in capital                                                    153,283                 153,283
  Retained earnings                                                             275,188                 236,521
  Accumulated other comprehensive income                                        (48,969)                121,549
                                                                           ------------            ------------

                                    Total capital funds                         384,386                 516,237
                                                                            -----------            ------------


Total liabilities and capital funds                                         $ 9,175,683             $ 8,392,055
                                                                             ==========              ==========


                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (in thousands)
                                   (unaudited)

                                                                                  For the nine months ended September 30,
                                                                                  ---------------------------------------
                                                                                     1999                          1998
                                                                                  ----------                     -------
Revenues:
  Premiums                                                                         $ 469,400                   $ 464,542
  Net investment income                                                              330,085                     348,776
  Realized capital (losses)                                                           (1,877)                        (94)
                                                                                  -----------                -----------

                     Total revenues                                                  797,608                     813,224
                                                                                    --------                    --------


Benefits and expenses:
  Benefits to policyholders                                                          242,697                     198,697
  Increase in future policy benefits
   and policyholders' funds on deposit                                               345,363                     429,763
  Acquisition and insurance expenses                                                 149,690                     126,017
                                                                                  ----------                    --------

                    Total benefits and expenses                                      737,750                     754,477
                                                                                    --------                    --------


Income before income taxes                                                            59,858                      58,747
                                                                                   ---------                   ---------

Income taxes:
   Current                                                                            14,239                      14,446
   Deferred                                                                            6,810                       6,713
                                                                                  ----------                  ----------

      Total income taxes                                                              21,049                      21,159
                                                                                   ---------                   ---------

Net income before minority interest                                                   38,809                      37,588
Minority interest income                                                                 142                         131
                                                                                 -----------                 -----------


Net income                                                                        $   38,667                  $   37,457
                                                                                   =========                   =========


                 See accompanying notes to financial statements

                           AIG LIFE INSURANCE COMPANY
                           STATEMENTS OF CAPITAL FUNDS
                                 (in thousands)


                                                                              September 30,            December 31,
                                                                                 1999                      1998
                                                                             -------------------       ------------
                                                                                (unaudited)

Common Stock

Balance at beginning of year                                                 $       4,884           $        4,884
                                                                               -----------              -----------
Balance at end of year                                                               4,884                    4,884
                                                                               -----------              -----------


 Additional paid-in capital

Balance at beginning of year                                                       153,283                  153,283
                                                                                 ---------                ---------
Balance at end of year                                                             153,283                  153,283
                                                                                 ---------                ---------


Retained earnings

  Balance at beginning of year                                                     236,521                  181,887
  Net income                                                                        38,667                   54,634
                                                                                ----------               ----------

  Balance at end of year                                                           275,188                  236,521
                                                                                 ---------                ---------


Accumulated other comprehensive income

 Balance at beginning of year                                                      121,549                  114,490
 Unrealized appreciation (depreciation) of
      investments - net of reclassification
      adjustments                                                                 (262,335)                  10,860
  Deferred income tax benefit (expense) on
      changes                                                                       91,817                   (3,801)
                                                                                ----------               ----------

  Balance at end of year                                                           (48,969)                 121,549
                                                                                ----------                ---------


               Total capital funds                                              $  384,386               $  516,237
                                                                                 =========                =========


                 See accompanying notes to financial statements

                           AIG LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)

                                                                                        For nine months ended September 30,
                                                                                        -----------------------------------
                                                                                            1999                      1998
                                                                                         ----------                -------
Cash flows from operating activities:

 Net income                                                                             $   38,667             $     37,457

 Adjustments to reconcile net income to net cash provided by operating activities:

 Non-cash revenues, expenses, gains and losses included in income:

 Change in insurance reserves                                                              158,642                  197,020
 Change in premiums and insurance balances
  receivable and payable -net                                                              (17,228)                 (15,116)
 Change in reinsurance assets                                                              (29,791)                  (2,246)
 Change in deferred policy acquisition costs                                               (40,983)                 (40,977)
 Change in investment income due and accrued                                               (26,353)                 (95,338)
 Realized capital losses                                                                     1,877                       94
 Change in current and deferred income taxes -net                                            7,173                    2,387
 Change in reserves for commissions, expenses and taxes                                     (9,337)                  14,574
 Change in other assets and liabilities - net                                               16,011                  (76,438)
                                                                                        ----------               -----------
         Total adjustments                                                                  60,011                  (16,040)
                                                                                       -----------               ----------
 Net cash provided by operating activities                                                  98,678                   21,417
                                                                                        ----------               ----------

Cash flows from investing activities:

 Cost of fixed maturities, at market, sold                                                 445,589                  187,322
 Cost of fixed maturities, at market, matured or redeemed                                  259,037                  268,004
 Cost of equity securities sold                                                              1,032                    1,058
 Realized capital losses                                                                    (1,877)                     (94)
 Purchase of fixed maturities                                                           (1,271,396)              (1,413,716)
 Purchase of equity securities                                                              (3,024)                 (10,579)
 Mortgage loans granted                                                                    (54,167)                (153,517)
 Repayments of mortgage loans                                                              116,601                   52,452
 Change in policy loans                                                                    364,125                  (32,785)
 Change in short-term investments                                                           13,912                  524,367
 Change in other invested assets                                                           (20,512)                 (13,126)
 Other - net                                                                                 7,017                  (18,106)
                                                                                       -----------               -----------
  Net cash used in investing activities                                                   (143,663)                (608,720)
                                                                                         ---------                ----------

Cash flows from financing activities:

 Change in policyholders' funds on deposit                                                  80,290                  593,829
                                                                                        ----------              -----------

   Net cash provided by financing activities                                                80,290                  593,829
                                                                                        ----------               ----------

Change in cash                                                                              35,305                    6,526
Cash at beginning of period                                                                  4,788                    5,132
                                                                                      ------------             ------------
Cash at end of period                                                                 $     40,093             $     11,658
                                                                                       ===========              ===========

                                            See accompanying notes to financial statements


                           AIG LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (in thousands)
                                   (unaudited)

                                                                                   September 30,          September 30,
                                                                                       1999                   1998
                                                                                ------------------         ----------

Comprehensive income

Net income                                                                       $      38,667           $      37,457
                                                                                  ------------            ------------

Other comprehensive income

Unrealized appreciation (depreciation) of
  investments - net of reclassification
  adjustments                                                                         (262,335)                 40,183
 Changes due to deferred income tax benefit
       (expense) on changes                                                             91,817                 (14,064)
                                                                                   -----------            ------------

  Other comprehensive income                                                          (170,518)                 26,119
                                                                                    ----------            ------------

 Comprehensive income                                                              $  (131,851)           $     63,576
                                                                                    ==========-            ===========





                 See accompanying notes to financial statements.

                           AIG LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Basis of Presentation: The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

                                     PART C
                                OTHER INFORMATION

Item 24.      Financial Statements and Exhibits.

(a)      Financial Statements

         Audited statements of AIG Life Insurance Company for the year ended December 31, 1998, and unaudited financial statements of AIG Life Insurance Company for the three quarters ended September 30, 1999, are included in Part B of the registration statement.

(b)      Exhibits

         (1) Certificate of Resolution for AIG Life Insurance Company dated June 5, 1986, authorizing the issuance and sale of variable and fixed annuity contracts*

         (2)      N/A

          (3)(a) Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*

          (b) Broker/Dealer Agreement between AIG Life Insurance Company and American International Fund Distributors dated August 1, 1988*

          (c) Selling Agreement between AIG Life Insurance Company, American International Life Assurance Company of New York, and AIG Equity Sales Corporation dated October 1998*

          (d)  Distribution   Agreement  between  AIG  Life  Insurance  Company,
               American International Life Assurance Company of New York, and Alliance Fund Distributors dated June 11, 1991*

          (e) Buy Sell Agreement between AIG Life Insurance Company and Alliance Variable Products Series Fund and Alliance Capital Management, L.P. dated June 11, 1991*

          (4)(a) Form of Individual Variable Annuity Single Purchase Payment Policy (45648 - 4/87)*

          (b)  Form of Individual Variable Annuity Policy (11VAN0896)*

          (c)  Form of Group Variable Annuity Policy (11VAN0896GP)*

          (d)  Form of Variable Annuity Certificate of Coverage (16VAN0896)*

          (e) Form of Group Variable Annuity Policy (11GVAN999) and Certificate (16GVAN999)*****

          (5)(a) Form of variable annuity application (14VAN897)*

          (b)  Form of Flexible Variable Annuity application (56778 11/96)*

          (c)  Form of Single Variable Annuity application (52970 11/96)*

          (d)  Form of Group Variable Annuity application (56451 11/96)*

         (6)(a) By-Laws of AIG Life Insurance Company as amended through December 31, 1991*

          (b) Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*

          (c) Restated Certificate of Incorporation of AIG Life Insurance Company dated December 31, 1991*

          (7)  N/A

          (8) Delaware Valley Financial Services, Inc. Administrative Agreement, appointing Delaware Valley Financial Services, Inc. by AIG Life Insurance Company and American International Life Assurance Company of New York, dated October 1, 1986*

          (9)  Opinion and Consent of Counsel (filed electronically herewith)

          (10)(a) Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP (filed electronically herewith)

          (b)  Consent  of   Independent   Accountants   (filed   electronically
               herewith)

         (11)     N/A

         (12)     N/A

         (13)     Performance Data #

         (14)(a) Powers of Attorney **

          (b)  Power of Attorney of Paul S. Bell ***


          (c)  Power of Attorney of Stephen M. White ****

          (d)  Power of Attorney of Michele L. Abruzzo *****

          (e) Power of Attorney of Robinson K. Nottingham ***** (f) Power of Attorney of Edmund Sze-Wing Tse *****

* Incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 (File No. 33-39171) filed on October 27, 1998.

** Incorporated by reference to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 (File No. 33-90684) filed on May 1, 1997.

*** Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-85573) filed on October 15, 1999.

**** Incorporated by reference to Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-71753) filed on November 5, 2000.

*****Incorporated  by reference to Registrant's  Registration  Statement on Form
     N-4 (File No. 333-93709) filed on December 28, 1999.

# Incorporated by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File No. 33-39171) filed on May 1, 1993.

Item 25.  Directors and Officers of the Depositor

Name and Principal Business Address Position and Offices With Depositor

Michele L. Abruzzo(2)              Director, Sr. Executive Vice President
Paul S. Bell(3)                    Director, Sr.Vice President Chief Actuary
Edward E. Matthews(1)              Director,  Senior Vice President - Finance
Jerome T. Muldowney(4)             Director, Sr. Vice President - Domestic
                                   Investments

Robinson Kendall Nottingham(3)     Director, Chairman of the Board
Nicholas A. O'Kulich(1)            Director, Vice  Chairman, Treasurer
Gerald W. Wyndorf(2)               Director, Chief Executive Officer, President
James A. Bambrick(2)               Senior Vice President
Jeffrey M. Kestenbaum(2)           Executive Vice President
Elizabeth M. Tuck(1)               Secretary - Corporate

(1)  Business address is 70 Pine Street, New York, New York 10270.
(2)  Business address is 80 Pine Street, New York, New York 10005.
(3) Business address is One Alico Plaza, 600 King Street Wilmington, Delaware 19801.
(4)  Business address is 175 Water Street, New York, New York 10038.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated by reference to the Form 10-K, Exhibit 21 filed by American International Group (parent of registrant) for the year ended December 31, 1998.

Item 27.  Number of Contractowners

Not applicable.

Item 28.  Indemnification

Incorporated by reference to Principal Underwriter's Agreement between AIG Life Insurance Company and American International Fund Distributors, dated August 1, 1988, and filed electronically on October 27, 1998 as an exhibit to post-effective amendment no. 12 to the registration statement on Form N-4 (File No. 33-39171).

Item 29.  Principal Underwriter

(a) AIG Equity Sales Corp., the principal underwriter for Variable Account I, also acts as the principal underwriter for other separate accounts of the Depositor, and for the separate accounts of American International Life Assurance Company of New York, an affiliated company.

(b) The following information is provided for each director and officer of the principal underwriter:

Name and Principal Business Address*   Positions and Offices with Underwriter

Michele L. Abruzzo                     Director & Vice President, Compliance
                                       Officer - Variable Life
Kevin Clowe                            Director and Vice President
Ernest T. Patrikis                     Director
Ronald Alan Latz                       Director, Vice President and
                                       Financial Operations Principal

Jerome Thomas Muldowney                Director

Helen Stefanis                         Director and President
Martinnette J. Witick                  Vice President, - Compliance Officer
Kenneth F. Judkowitz                   Vice President
Elizabeth M. Tuck                      Secretary

 *Business address is 70 Pine Street, New York, New York 10005.

(c)               Net
Name of       Underwriting     Compensation
Principal     Discounts and    on               Brokerage
Underwriter   Commission       Redemption       Commissions        Compensation

AIG Equity          $0               $0              $0               $0
Sales Corp.

Item 30.  Location of Accounts and Records.

Kenneth F. Judkowitz, Assistant Vice President of AIG Life Insurance Company, whose address is 70 Pine Street, New York, New York 10270, maintains physical possession of the accounts, books, or documents of Variable Account I required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.  Management Services.

Not applicable.

Item 32.  Undertakings

(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that in connection with 403(b) Plans, it is relying on the November 28, 1988 no-action letter issued by the SEC to the American Council of Life Insurance.

(e) Registrant represents that the fees and charges deducted under the contracts offered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the company.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Wilmington, and State of Delaware on this 10th day of February, 2000.

                               Variable Account I
                               By:  AIG Life Insurance Company

                                        /s/ Kenneth D. Walma
                               By:  _______________________________
                                        Kenneth D. Walma,
                                        Vice President and General Counsel


                               AIG Life Insurance Company

                                        /s/ Kenneth D. Walma
                               By:  ________________________________
                                        Kenneth D. Walma,
                                        Vice President and General Counsel

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                         Date

Michele L. Abruzzo*             Senior Executive Vice         February 10, 2000
-------------------             President, Director
Michele L. Abruzzo

Paul S. Bell*                   Chief Actuary, Senior         February 10, 2000
-------------                   Vice President, Director
Paul S. Bell

M.R. Greenberg*                 Director                      February 10, 2000
---------------
M.R. Greenberg

Edward. E. Matthews*            Senior Vice President,        February 10, 2000
--------------------            Director
Edward E. Matthews

Jerome T. Muldowney*            Senior Vice President,        February 10, 2000
-------------------             Director
Jerome T. Muldowney

Robinson Kendall Nottingham*    Chairman of the Board         February 10, 2000
----------------------------    of Directors, Director
Robinson Kendall Nottingham

Nicholas A. O'Kulich*           Vice Chairman, Treasurer,     February 10, 2000
---------------------           Director
Nicholas A. O'Kulich

Howard I. Smith*                Director                      February 10, 2000
----------------
Howard I. Smith

Edmund Sze-Wing Tse*            Director                      February 10, 2000
--------------------
Edmund Sze-Wing Tse

Elizabeth M. Tuck               Secretary
-----------------
Elizabeth M. Tuck

Gerald W. Wyndorf*              Director                      February 10, 2000
------------------
Gerald W. Wyndorf

*By: /s/ Kenneth D. Walma

         ----------------------
         Kenneth D. Walma,
         Attorney in Fact

                                INDEX TO EXHIBITS

9.       Opinion and Consent of Counsel

10.(a)   Consent of Jorden Burt Boros Cicchetti Berenson & Johnson LLP

10.(b)   Consent of Independent Accountants